FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2005

CANON INC.

(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC. _____________________________ (Registrant)
Date April 12, 2005	By	/s/ Hiroshi Kawashimo
(Signature)*

Hiroshi Kawashimo General Manager, Finance Division Canon Inc.

* Print the name and title of the signing officer under his signature.

The following materials are included.

1. Annual Report filed with the Japanese government pursuant to the Securities and Exchange Law of Japan For the fiscal year ended December 31, 2004

[English summary with full translation of consolidated financial information]

Annual Report filed with the Japanese government
pursuant to the Securities and Exchange Law of Japan

For the fiscal year ended
December 31, 2004

CANON INC.
Tokyo, Japan

Disclaimer Regarding Forward-Looking Statements

This annual report includes forward–looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) concerning Canon Inc. and its subsidiaries. To the extent that statements in this annual report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Canon in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Canon’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Canon undertakes no obligation to publicly update any forward-looking statements after the date of this annual report. Investors are advised to consult any further disclosures by Canon in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, exchange rate fluctuations; the uncertainty of Canon’s ability to implement its plans to localize production and other measures to reduce the impact of exchange rate fluctuations; uncertainty as to economic condition, in Canon’s major markets; uncertainty of continued demand for Canon’s high-value-added products; uncertainty as to the recovery of computer and related markets; uncertainty of recovery in demand for Canon’s semiconductor production equipment; Canon’s ability to continue to develop products and to market products that incorporate new technology on a timely basis, are competitively priced and achieve market acceptance; the possibility of losses resulting from foreign currency transactions designed to reduce financial risks from changes in foreign exchange rates; and inventory risk due to shifts in market demand.

Note:	Certain information that has been previously filed with the SEC in other reports, including English summaries of non-consolidated (parent company alone) financial information, is not included in this English translation.

I . Corporate Information

(1)	Consolidated Financial Summary

	Millions of Yen (except per share amounts)
	Year ended December 31
	2004	2003	2002	2001	2000
Net sales	3,467,853	3,198,072	2,940,128	2,907,573	2,696,420
Income before income taxes and minority interests	552,116	448,170	330,017	281,566	227,196
Net income	343,344	275,730	190,737	167,561	134,088
Stockholders’ equity	2,209,896	1,865,545	1,591,950	1,458,476	1,298,914
Total assets	3,587,021	3,182,148	2,942,706	2,844,756	2,832,125
Net assets per share (Yen)	2,491.83	2,120.58	1,813.65	1,664.52	1,483.41
Net income per share: basic (Yen)	387.80	313.81	217.56	191.29	153.66
Net income per share: diluted (Yen)	386.78	310.75	214.80	188.70	151.51
Stockholders’ equity / total assets (%)	61.6	58.6	54.1	51.3	45.9
Net income / Stockholders’ equity (%)	16.8	15.9	12.5	12.2	10.7
Stock price earnings ratio (times)	14.3	15.9	20.5	23.6	26.0
Cash flows from operating activities	561,529	465,649	448,950	305,752	346,616
Cash flows from investing activities	(252,967)	(199,948)	(230,220)	(192,592)	(212,804)
Cash flows from financing activities	(102,268)	(102,039)	(183,714)	(121,228)	(100,597)
Cash and cash equivalents at end of year	887,774	690,298	521,271	506,234	493,962
Number of employees	108,257	102,567	97,802	93,620	86,673

Notes:

1	Canon’s consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States.

2	Consumption tax is excluded from the stated amount of net sales.

3	From the fiscal year ended December 31, 2001 (fiscal 2001), Canon has applied accounting standards for sales incentives, and applied retroactively to the consolidated financial statements for the prior year.

(2)	Principal Businesses

The Canon Group consists primarily of the parent company, Canon Inc., 184 consolidated subsidiaries and 17 affiliated companies. Canon is one of the world’s leading manufacturers of copying machines, laser beam printers, inkjet printers and steppers and is also engaged in sales and marketing activities around the world. Although research and development is conducted primary by Canon Inc., manufacturing is spread between Canon Inc. and its manufacturing subsidiaries in Japan and overseas with links to specific business segments. Marketing and distribution activities are conducted mainly through sales subsidiaries, which have responsibility for specific geographic areas. In Japan, Canon’s products are mainly sold through Canon Sales Co., Inc. In overseas, Canon sells its products mainly through Canon U.S.A. Inc., Canon Europa N.V., Canon (UK) Ltd., Canon France S.A.S., Canon Deutschland GmbH, Canon (China) Co., Ltd. and Canon Singapore Pte. Ltd.

The main products and main manufacturing companies for each business segment are as follows:

Business machines product group

Office imaging products

Office imaging products include office network digital MFDs, color network digital MFDs, office copying machines, personal-use copying machines and full-color copying machines.

Computer peripherals

Computer peripherals include laser beam printers, inkjet printers, inkjet multifunction peripherals and image scanners.

Business information products

Business information products include micrographic equipment, personal computers and calculators.

The main manufacturing companies for the business machine product group are as follows:

Canon Inc.
Canon Electronics Inc.
Canon Finetech Inc.
Nisca Corporation
Canon Chemicals Inc.
Canon Components, Inc.
Canon Precision Inc.
Nagahama Canon Inc.
Oita Canon Materials Inc.
Ueno Canon Materials Inc.
Fukushima Canon Inc.
Canon Virginia, Inc.
Canon Giessen GmbH
Canon Bretagne S.A.S.
Canon Dalian Business Machines, Inc.
Canon Zhuhai, Inc.
Canon Zhongshan Business Machines Co., Ltd.
Canon (Suzhou) Inc.
Canon Electronic Business Machines (H.K.) Co., Ltd.
Canon Hi-Tech (Thailand) Ltd.
Canon Vietnam Co., Ltd.
*Lotte Canon Co., Ltd.

Cameras product group

Cameras

The cameras product group includes single lens reflex (“SLR”) cameras, compact cameras, digital cameras and digital video camcorders.

The main manufacturing companies for the camera product group are as follows:

Canon Inc. Oita Canon Inc. Canon Inc., Taiwan Canon Zhuhai, Inc. Canon Opto (Malaysia) Sdn.Bhd.

Optical and other products product group

Optical and other products

The optical and other products product group includes steppers for semiconductor chip production, mirror projection mask aligners used in the production of LCDs, television broadcasting lenses and medical equipment.

The main manufacturing companies for the Optical and other products product group are as follows:

Canon Inc. Canon Electronics Inc. Canon Semiconductor Equipment Inc. Canon Components, Inc. Canon Precision Inc. *TECH Semiconductor Singapore Pte. Ltd.

Notes:

1	Companies with asterisk(*) are affiliated companies that are accounted for on equity basis.

2	Canon Precision Inc. and its subsidiary, Hirosaki Precision Inc., have merged and became as Canon Precision Inc. on January 1, 2004. On the same date, Canon N.T.C. Inc. changed its name to Canon Semiconductor Equipment Inc. and also newly established a company through spin off and named it as Canon Ecology Industry Inc.

(3)	Number of Employees

Canon’s number of employees by product group are summarized as follows:

As of Dec. 31, 2004
Business Machines	74,772
Cameras	16,534
Optical and other products	11,397
Corporate	5,554

Total	108,257

II . The Business

(1)	Operating Results

Looking back at the global economy in 2004, although the U.S. economy experienced a temporary slowdown in the second half of the year due to the diminishing effectiveness of tax cuts, the high price of crude oil, and rising interest rates, economic growth was realized as consumer spending increased modestly, and an upturn in corporate earnings fueled continued growth in private-sector capital spending. Economic growth in Europe remained moderate through 2004, held back somewhat in the second half by a sluggish world economy combined with high oil prices and the negative impact of the appreciation in value of the euro. In Asia, China’s economy continued to achieve steady growth, driven by strong consumer spending and increased capital investment, while other Asian economies were also in recovery mode. In Japan, while the economy slowed down somewhat in the second half due to the global downward economic trend, the economy continued to recover gradually, supported by stable consumer spending and an increase in capital investment.

As for the markets in which the Canon Group operates, although sales of digital cameras slowed in Japan due to a rising household penetration rate, demand overseas, especially in Europe, continued to grow significantly during the term. Demand for network digital multifunction devices (MFDs) remained strong, especially in the office market, fueled by the shift toward multifunctionality and color. Although the market for computer peripherals, including printers, grew overall, mainly among color models, the segment experienced severe price competition and a shift in demand for lower priced models offering improved functionality. In the field of optical equipment, capital spending for semiconductor-production equipment recovered strongly owing to such factors as the sustained high demand for memory devices resulting from replacement demand for personal computers, and a growing digital consumer electronics market, along with the high rate of capacity utilization by semiconductor manufacturers. Moreover, increased demand for liquid crystal display (LCD) televisions fueled growth in the market for projection aligners, which are used in the production of LCDs.

The average value of the yen for the year was ¥108.12 to the U.S. dollar and ¥134.57 to the euro, representing a year-on-year increase of 7% against the U.S. dollar, and a decrease of 3% against the euro.

Amid these conditions, Canon’s consolidated net sales in 2004 increased by 8.4% from the year-ago period to ¥3,467.9 billion, boosted by a significant rise in sales of digital cameras and color network MFDs, along with a substantial increase in sales of semiconductor-production equipment. Net income in 2004 increased by 24.5% from the year-ago period to ¥343.3 billion, marking all-time highs for both net sales and net income, and the fifth consecutive year of sales and profit growth. Despite ongoing production-reform efforts during the term and the timely launch of competitive new products, the gross profit ratio decreased 0.9% from the year ago period to 49.4%, mainly due to severe price competition and the appreciation of the yen against the U.S. dollar. Although R&D expenditures grew by ¥16.2 billion to ¥275.3 billion along with increased advertising and sales-promotion spending, selling, general and administrative expenses for the year increased by just 1.3% year on year, mainly due to other selling, general and administrative expenses remaining at a lower level than the year-ago period, coupled with a ¥17.1 billion gain realized from the return to the Japanese Government of the substitutional portion of the Employees’ Pension Funds (EPF) that the company and certain of its subsidiaries in Japan had operated. Consequently, operating profit in 2004 totaled ¥543.8 billion, a substantial year-on-year increase of 19.7%.

Other income (deductions) improved by ¥14.6 billion, attributable to gains from sales of stock of subsidiary companies which totaled ¥9.1 billion, along with a decrease in currency exchange losses and improved equity gains (losses) of affiliated companies. As a result, income before income taxes and minority interests in 2004 totaled ¥552.1 billion, a year-on-year increase of 23.2%. With an effective tax rate during the year of 35.1%, which was 1.2% lower than the year before, net income in 2004 totaled ¥343.3 billion, surpassing the ¥300 billion mark for the first time.

Canon’s annual results by business segment are summarized as follows:

In the business machine segment, demand for network digital MFDs, which are grouped in the “office imaging products” sub-segment, indicates a shift from monochrome to color models, as well as a trend toward higher-end features. Additionally, the Color imageRUNNER C3200/iR C3200N, Canon’s first color offering in the powerful imageRUNNER-series lineup, continued to sell well in both the domestic Japanese and overseas markets. The iR C3100 and the high-end model iR C6800, introduced in Japan in the second half of 2003, were also launched in Europe and the United States in the first half of 2004 and have also been well received in these markets. The iR C3220/iR C3220N, which succeeds the iR C3200, and the iR C2620/iR C2620N were launched last September and have also been well received. Among monochrome network digital MFDs, such low-end models as the iR1600/2000 series recorded considerable sales increases, while mid-level models, such as the iR2200 series, and high-end models, such as the iR5000 series, also achieved strong sales. Overall, sales of office imaging products in 2004 realized a year-on-year increase of 3.6%. In the “computer peripherals” sub-segment, laser beam printers enjoyed a year-on-year increase in unit sales of nearly 20%, with color models registering a significant increase in sales along with monochrome systems, particularly personal-use models, also displaying growth. Despite the effects of the yen’s appreciation against the U.S. dollar and a shift in demand toward lower priced models in the monochrome and color segment, laser beam printer sales substantially increased due to an increase in sales of color models. Inkjet printers recorded an approximately 20% increase in unit sales with the PIXMA iP3100 and iP4100 models selling briskly, especially in Japan and Europe, along with the PIXMA MP700 and MultiPASS MP370 high-speed multifunction systems, sales value increased, despite the effects of price competition. Consequently, even with the appreciation of the yen against the U.S. dollar, sales of computer peripherals overall for the year recorded an increase of 5.6%. Sales of “business information products”, including computers, micrographics and calculators, decreased by 5.2% due to the intentional curtailing of personal computer sales in the domestic market. Collectively, sales of business machines for the year totaled ¥2,388.0 billion, a year-on-year increase of 4.1%. Despite the effects of the stronger yen, the gross profit ratio remained at the year-ago level, supported by cost reduction efforts, and the sales-to-expense ratio declined, resulting in operating profit of ¥521.1 billion for the business machine segment, a year-on-year increase of 7.3%. In the first quarter of 2004, Canon reclassified information systems-related sales by subsidiaries to better reflect the product relationship. These sales, which had previously been grouped with “optical and other products,” are now included in the “office imaging products” sub-segment. Accordingly, previous-year sales for each category have been reclassified in line with the change.

Within the camera segment, amid the continued strong demand for digital models worldwide, sales of compact digital cameras showed significant growth, boosted by the launch of sixteen new PowerShot-series models for the year, in particular the PowerShot Pro1 and the PowerShot SD300 Digital ELPH which have recorded strong sales. Canon’s digital SLR cameras also continued to enjoy robust growth, bolstered by strong sales of the EOS Digital Rebel, launched in September 2003, and the successor to the EOS 10D, the EOS 20D, which was introduced in September of last year. As a result, unit sales of digital cameras grew by nearly 60% compared with the year-ago period. In the field of digital video camcorders, new models such as the Optura 500/400, Elura 70/65/60 and Optura 40/30 achieved favorable sales during the year. Consequently, camera sales overall grew 16.8%, achieving total sales of ¥763.1 billion. While the operating profit ratio decreased by 2.2%, as the gross profit ratio declined slightly due to the effects of the stronger yen and price competition, along with increased advertising and sales-promotion spending, the operating profit for the camera segment increased 3.5% to ¥130.8 billion, due to increase in unit sales of digital cameras.

In the optical and other products segment, sales of aligners for the production of LCDs realized notable growth as the PC monitor industry continued to shift from CRT to LCD computer displays, and the LCD television market continued to expand. Sales of steppers, used for the production of semiconductors, also increased as investment in semiconductor-production equipment showed a recovery owing to the improved conditions in the semiconductor-device market. As a result, sales for the segment increased by 26.9% to ¥316.8 billion. The operating profit ratio for the segment improved substantially due to the significant growth in unit sales, enabling the optical and other products segment to record an operating profit of ¥28.8 billion, compared with an operating loss of ¥9.9 billion for the same period of the previous year.

Annual results by domestic and overseas company location are summarized as follows:

Japan

Sales increased by 7.3% to ¥919.2 billion, mainly due to an increase in semiconductor-production equipment sales, as well as an increase in monochrome and colour network digital MFDs and inkjet multi-function printers. Geographical operating profit rose 20.7% to ¥596.0 billion.

Americas

Sales increased by 1.2% to ¥1,057.1 billion, mainly due to a significant increase in sales of digital cameras. Geographical operating profit decreased 26.2% to ¥40.3 billion. The results were mainly attributable to an increased costs caused by the appreciation of the yen.

Europe

Sales increased by 12.6% to ¥1,090.7 billion and geographical operating profit decreased 12.1% to ¥23.3 billion. The results were mainly attributable to steady increased sales of colour network digital MFDs and digital cameras, and an increase of advertising expense.

Asia and others

Sales increased by 22.5% to ¥400.9 billion, mainly due to an increase in digital cameras and semiconductor-production equipment sales. Geographical operating profit also rose 14.1% to ¥27.5 billion.

Cash Flows

Cash and cash equivalents increased by ¥197.5 billion from the end of the previous year, to ¥887.8 billion at the end of 2004.

Cash flows from operating activities

Cash flows from operating activities in 2004 increased by ¥95.9 billion from the previous year to ¥561.5 billion, mainly due to the substantial growth in sales and increased cash proceeds from sales, combined with a substantial increase in net income.

Cash flows from investing activities

Capital expenditure totaled ¥256.7 billion, which was used mainly to expand production capabilities in both domestic and overseas regions, as well as to bolster the company’s R&D-related infrastructure. Cash flows from investing activities in 2004 increased by ¥53.0 billion from the previous year to ¥252.9 billion.

Cash flows from financing activities

Cash flows from financing activities recorded an outlay of ¥102.3 billion in 2004, an increase of ¥0.2 billion from the previous year. The outlay mainly resulted from active efforts to repay short-term and long-term loans towards the goal of improving the company’s financial position and an increase in the dividend payout.

As a result, free cash flow, or cash flow from operating activities minus cash flow from investing activities, totaled ¥308.6 billion, passing the ¥300 billion mark for the first time.

(2)	Production and Sales

Production

The company’s production by product group are summarized as follows:

	2004	Change from
	Millions of yen	the previous year (%)
Business Machines	1,783,004	97.8
Cameras	813,925	119.2
Optical and other products	277,817	145.3

Total	2,874,746	106.6

Notes:

1.	Amount of production is calculated by sales price.

2.	Consumption tax is excluded from the stated amount of production.

Sales

The company’s sales by product group are summarized as follows:

	2004	Change from
	Millions of yen	the previous year (%)
Business Machines	2,387,953	104.1
Cameras	763,079	116.8
Optical and other products	316,821	126.9

Total	3,467,853	108.4

Notes:

1.	Consumption tax is excluded from the stated amount of net sales.

2.	Beginning first quarter of 2004, Canon has changed classification of product categories with regards to information system business, which had been classified in “Optical and other products”, to “Business machines (Office imaging products)” in order to better reflect current relation with those products. Accordingly, percentage change from the previous year is calculated on a reclassified basis.

3.	The company’s sales by main customer are summarized as follows:

	2004	Proportion to	2003	Proportion to
	Millions of yen	net sales (%)	Millions of yen	net sales (%)
Hewlett-Packard Company	715,408	20.6	655,369	20.5

(3)	Managerial Issues to be Addressed

The world economy is expected to expand gradually, but we must be prepared to deal with a number of factors surrounding the Canon Group that may create an unpredictable operating environment, such as signs of a slowdown in economic growth observed since the latter half of 2004, and the uncertain situation in the Middle East.

Against this backdrop, the Canon Group is entering the final year of PhaseII(2001 to 2005) of its “Excellent Global Corporation Plan,” and we will emphasize the implementation of the following measures

In order to for the Group to be able to maintain sustained growth despite rapid changes in the global situation, we need to be acutely conscious of manufacturing processes when developing products. We also need to exhaustively strengthen the manufacturing technologies used in our production facilities and raise the level of employees’ manufacturing skills. To this end, we will strengthen collaboration between development and manufacturing departments. In addition to implementing reforms that will enable us to create products without the need for prototypes throughout the various stages of the product development process, we need to expand the in-house manufacture of key components of our products, and also the devices and molds used to manufacture them and to automate our assembly processes. In this way, we aim to further lower our manufacturing cost rate and accumulate our manufacturing technologies.

We plan to create and strengthen new businesses for the next generation. Among these, we have selected the display business, commencing with SED(Surface-condition Electron-emitter Display), as the next main earnings driver. In order to achieve quick realization of mass production, we have to establish its manufacturing technologies and reduce costs as soon as possible. Furthermore, we plan to bolster our ability to develop key components to supply sophisticated products that depend on our unique technologies, which can be unrivalled. At the same time, we are fostering new business developments by subsidiaries, by supporting their technologies.

We also need to develop an infrastructure that will contribute to the creation of highly advanced and efficient research and development and manufacturing operations.

Finally, because our ability to achieve these goals will depend upon the capabilities of each and every one of our employees, we will place even greater emphasis on the cultivation of human resources and the development of individual skills. With regard to compliance issue, we will make our best efforts to ensure a full understanding of the issue by all employees of Canon Group companies.

(4)	Risk Factors

Canon is one of the world’s leading manufacturers of plain paper copying machines, digital multifunction devices, laser beam printers, bubble jet printers, cameras, steppers and aligners.

Primarily because of the nature of the business areas and geographical areas in which Canon operates and the highly competitive nature of the industry to which it belongs, Canon is exposed to a variety of risks and uncertainties in carrying out its businesses, including, but not limited to, the following:

Risks Related to Canon’s Industries

Canon has invested and will continue to invest heavily in next-generation technologies. If the market for these technologies does not develop as Canon expects or if its competitors produce these or competing technologies in a more timely or effective manner, Canon’s operating results could be materially adversely affected.

Canon has made and will continue to make investments in next-generation technology research and development initiatives. Canon’s competitors may achieve research and development breakthroughs in these technologies more quickly than Canon, or may achieve advances in competing technologies that render products under development by Canon uncompetitive. In step with the continuous evolution in technologies, Canon has increased the size of its investment in development and manufacturing. If Canon’s business strategies diverge from market needs, Canon may not recover some or all of its investment, lose business opportunities, or both, which may materially adversely affect Canon’s operating results. Although differentiation in technology and product development is an important part of Canon’s strategy, Canon must also accurately assess the demand for and perceived market acceptance of new technologies and products that it develops. If Canon pursues technologies or develops products that do not become commercially accepted, its operating results could be adversely affected.

If Canon does not effectively manage transitions in its products and services, its revenue and profits may decline.

Many of the businesses in which Canon competes are characterized by rapid technological advances in hardware performance, software functionality and product features, the frequent introduction of new products, short product life cycles, and continual improvement in product price characteristics relative to product performance. If Canon does not make an effective transition from existing products and services to new offerings, its revenue and profits may decline. Among the risks associated with the introduction of new products and services are delays in development or manufacturing, low product marketability due to poor product quality, variations in manufacturing costs, delays in customer purchases in anticipation of new introductions, difficulty in predicting customer demand for new product offerings and difficulty in effective management of inventory levels in line with anticipated demand. Canon’s revenue and gross margin also may suffer due to the timing of product or service introductions by its competitors. This risk is exacerbated when a product has a short life cycle or a competitor introduces a new product just before Canon’s introduction of a similar product. Furthermore, sales of Canon’s new products and services may replace sales of, or result in discounting of, some of its current product offerings, sometimes offsetting the benefits derived from the introduction of a successful new product or service. Canon must also ensure that its new products are not duplicative or do not overlap with existing products and operations. Given the competitive nature of Canon’s businesses, if any of these risks materialize, future demand for its products and services will be reduced and its results of operations may decline.

Canon’s businesses, especially the digital multifunction device and camera businesses in which Canon operates, is highly competitive.

Presently, the analog copying machines and conventional film camera segments of the market are mature, with anticipated declining industry revenues as the market transitions to digital technology. Some of Canon’s new digital products replace or compete with its traditional analog products. Changes in the mix of products from analog to digital, and the pace of that change as well as competitive developments could cause actual results to vary from those expected. The recent trend of rapid digitalization has lowered entry barriers in the digital camera segment, resulting in the entry of new competitors such as electronics manufacturers, and an overall increase in the number of competitors to Canon’s business. As a result, Canon may not be able to maintain its position as an industry leader in many of its business categories. Although Canon believes that it has successfully kept pace with this trend toward digitalization, it may not be able to compete successfully in the future if it does not continue to invest in research and development activities, implement cost-cutting measures and introduce attractive and high value-added products to the market on a continuous basis. In addition, the unexpected emergence of strong competitors through mergers and acquisitions or the formation of business alliances may change the competitive environment of the businesses in which Canon engages, thereby affecting Canon’s future results of operations.

Because the semiconductor industry is highly cyclical, Canon may be adversely affected by any downturn in the industry.

The semiconductor industry is characterized by up and down business cycles, the timing, length and volatility of which are difficult to predict. Recurring periods of oversupply of integrated circuits have at times led to significantly reduced demand for capital equipment, including the steppers and aligners Canon produces. Despite this cyclicality, Canon must maintain significant levels of research and development expenditures in order to maintain its competitive position. Canon’s business and operating results could be materially adversely affected by future downturns in the semiconductor industry and related fluctuations in the demand for capital equipment in general, and particularly by memory manufacturers.

Downturns in the semiconductor industry have caused Canon’s customers to change their operational strategies, which in turn may affect Canon’s business.

Many device manufacturers have changed their business models to focus on the design of semiconductors, while consigning the production of semiconductors to lower-cost foundries. Canon cannot accurately predict the future effect of these trends on its business. However, as research and development, manufacturing and sales activities become increasingly globalized in response to these trends, shifting particularly to emerging markets, unexpected global developments, such as adverse regulatory or legal changes and unanticipated events, such as natural disasters, may adversely affect Canon’s business operations.

The semiconductor equipment industry is characterized by rapid technological change. If Canon does not constantly develop new products to keep pace with technological change and meet its customers requirements, Canon may lose customers and its business may suffer.

Canon’s steppers and mask aligners are affected by rapid technological change and can quickly become obsolete. Canon believes its future success in the steppers and aligners business depends on its ability to continue to enhance its existing products and develop new products using new and more advanced technologies. In particular, as semiconductor pattern sizes continue to decrease, the demand for more technologically advanced steppers is likely to increase. Although Canon will continue to offer cost effective products by managing manufacturing costs through its technology, Canon’s existing stepper and mask aligner products could become obsolete sooner than anticipated because of faster than anticipated changes in one or more of the technologies related to Canon’s products or in the market demand for products based on a particular technology. Any failure by Canon to develop the advanced technologies required by its customers at progressively lower costs and to supply sufficient quantities to a worldwide customer base could adversely affect Canon’s net sales and profitability.

Growing diversification in recording media may adversely affect Canon’s video camcorder business.

As part of the overall digitization of the consumer electronics market, the analog video camcorder is being rapidly replaced by the digital video camcorder. At the same time, new digital standards that compete with the MiniDV standard that Canon has adopted, such as DVD (Digital Versatile Drive), SD (Secure Digital) memory card, HDD (Hard Disk Drive), and new recording format such as HDV, have appeared. If these competing standards gain wide acceptance in the market, sales of Canon’s products using the MiniDV standard may decline. In addition, Canon may be required to incur significant research and development expenditures to develop new products that are compatible with such new standards. Such trends may have an adverse affect on Canon’s video camcorder business as well as its operating results.

Cyclical patterns in sales of Canon’s products make planning and inventory management difficult and future financial results less predictable.

Canon generally experiences seasonal trends in the sale of its consumer-oriented products such as cameras and printers, especially in the U.S. and European markets. Canon’s sales in second half of the year tends to be higher than that of in first half of the year. Product sales may be impacted by such seasonal purchasing patterns, making planning and inventory management difficult and future financial results less predictable.

Risks Related to Canon’s Business

Canon derives a significant percentage of its revenues from Hewlett-Packard.

Canon depends on Hewlett-Packard for a significant part of its business. For fiscal 2004, approximately 21% of Canon’s net sales were to Hewlett-Packard. As a result, its business, results of operations and financial condition may be affected by the policies, business, results of operations and financial condition of Hewlett-Packard. Any decision by Hewlett-Packard management to limit or reduce the scope of its relationship with Canon would adversely affect Canon’s business and results of operations.

Canon depends on a limited number of suppliers for certain key components.

Canon relies on a limited number of outside vendors which meet Canon’s strict criteria for quality, efficiency and environmental friendliness for certain critical components used in its products. In some cases, Canon may be forced to discontinue its production of some or all of its products if certain key parts vendors that supply parts across Canon’s product line experience unforeseen difficulties, or if such parts experience quality problems or are in short supply. Canon’s reliance on a limited number of suppliers involves several risks, including a potential inability to obtain an adequate supply of required components, the risk of untimely delivery of these subassemblies and components, and the risk for a substantial increase in price of these components to occur.

Although competition is increasing in the market for sales of supplies and services following initial product placement, given Canon’s high market share in sales of such supplies, Canon may be subject to antitrust-related suits, investigations or proceedings which may adversely affect its operating results or reputation.

A portion of our net sales consists of sales of supplies and the provision of services occurring after the initial equipment placement. As these supplies and services have become more commoditized, the number of competitors in these markets has increased. Our success in maintaining these post-placement sales will depend on our ability to compete successfully with these competitors, some of which may offer lower-priced products or services. Despite the increase in competitors as described above, Canon currently possesses a high market share in the market for supplies. Accordingly, Canon may be subject to suits, investigations or proceedings under relevant antitrust laws and regulations. Any such suits, investigations or proceedings may lead to substantial costs and have an adverse effect on Canon’s operating results or reputation.

Recent increases in counterfeit Canon products may adversely affect Canon’s brand image and its revenues.

In recent years, Canon has experienced a worldwide increase in the emergence of counterfeit Canon products. Such counterfeit products may diminish Canon’s brand name, particularly if purchasers of such products are unaware of their counterfeit status and attribute the counterfeit products’ poor product quality to Canon. Canon has been taking measures to halt the spread of counterfeit products. However, there is no assurance that such measures will be successful, and the continued production and sale of such products could negatively affect Canon’s brand image as well as its revenues.

Per unit production costs are highest when a new product is introduced, and if such new products are not successful or if Canon fails to achieve cost reductions over time, Canon’s gross profits may be adversely affected.

The unit cost of Canon’s products has historically been the highest when they are newly introduced into production and have at times had a negative impact on its gross profit, operating results and cash flow. Cost reductions and enhancements typically come over time through:

•	engineering improvements;

•	economies of scale;

•	improvements in manufacturing processes; and

•	improved serviceability of products.

Initial shipments of Canon’s new products adversely affect its profit or cash flow, and if sales of such new products are not successful, Canon may be unable thereafter to improve its gross profit, operating results and cash flow.

Cyclical patterns in sales of Canon’s products make planning and inventory management difficult and future financial results less predictable.

Canon generally experiences seasonal trends in the sale of its consumer-oriented products. The resulting uneven sales pattern makes it difficult to predict near-term demand and places pressure on Canon’s inventory management and logistics systems. If predicted demand is substantially greater than actual orders, there will be excess inventory, thereby putting downward pressure on selling prices and reducing Canon’s revenue. Alternatively, if orders substantially exceed predicted demand, Canon’s ability to fulfill orders may be limited, which could adversely affect net sales and increase the risk of unanticipated variations in its results of operations and financial condition. Many of the factors that create and affect seasonal trends are beyond Canon’s control.

Canon’s business may be subject to changes in sales environment.

In certain geographic areas, particularly in Europe and the United States, a substantial portion of market share is concentrated in a relatively small number of large distributors. Canon’s sales of products to these distributors constitutes a significant percentage of Canon’s overall sales. As a result, any disruptions in our relationships with these large distributors in a specific sales territory could adversely affect Canon’s ability to meet its sales targets. Any increase in the level of market share concentrated in these large distributors could result in Canon losing its pricing power and adversely affect its profits. In addition, the rapid proliferation of Internet-based businesses may render conventional distribution channels obsolete. These and other changes in Canon’s sales environment could adversely affect Canon’s results of operations.

Canon is subject to financial and reputational risks due to product quality and liability issues.

Although Canon has established a Quality Risk Management Division to coordinate its efforts to minimize risks that may arise from product quality and liability issues, there can be no assurance that Canon will be able to eliminate or mitigate occurrences of these issues and consequent damages. If such factors adversely affect Canon’s operating activities, generate expenses such as those for product recalls, service, and compensation, or hurt its brand image, its financial results and condition or reputation for quality products may be adversely affected.

Canon’s success depends on the value of its brand name, and if the value of the brand name were to diminish, its revenues, operating results and prospects would be adversely affected.

Canon’s success in its markets depends in part on Canon’s brand name and its value. In addition, as a manufacturer and distributor of consumer products, Canon’s operating results are susceptible to adverse publicity regarding the quality of its products. There can be no assurance that such adverse publicity will not occur or that such claims will not be made in the future. Furthermore, Canon cannot predict the impact of such adverse publicity on its business, financial condition and results of operations.

A substantial portion of Canon’s business activity is conducted outside Japan, exposing Canon to the risks of international operations.

A substantial portion of Canon’s business activity is conducted outside Japan, including in developing and emerging markets in Asia. There are a number of risks inherent in doing business in those markets, including the following:

•	less developed technological infrastructure, which can affect production or other activities or result in lower customer acceptance of Canon’s services;

•	difficulties in recruiting and retaining personnel;

•	potentially adverse tax consequences;

•	longer payment cycles;

•	unfavorable political or economic factors; and

•	unexpected legal or regulatory changes.

Canon’s inability to manage successfully the risks inherent in its international activities could adversely affect its business, financial condition and operating results.

In order to produce Canon’s products competitively and to reduce costs, Canon has established new production facilities in China. Canon is also focusing on strengthening its sales activity in China. However, with China’s entry into the WTO, conditions within China are in the process of changing. Under these conditions, unexpected events, including political or legal change, labor shortage or strikes or changes in economic conditions, may occur. In particular, a large revaluation of the yuan, or a sudden change in the tax system or other regulatory regimes of a significant magnitude could adversely affect Canon’s overall performance.

In addition, the spread of an epidemic disease, such as severe acute respiratory syndrome (SARS), in China or elsewhere in Asia could have a negative effect on Canon’s business activity. Canon has previously imposed travel restrictions to and from, certain countries affected by SARS, and similar medical crises in the future may disrupt manufacturing processes and markets for Canon’s products. Given the importance of Canon’s Asian sales, production facilities and supply relationships, especially in China, Canon’s business may be more exposed to this risk than the global economy generally.

Canon may unintentionally infringe international trade laws and regulations, and any such infringement may lead to an adverse effect on its business. The extent of the effect on Canon’s business will depend upon the nature of the infringement and the severity of fines or other sanctions that might be imposed upon Canon. A major infringement could result in the temporary suspension of Canon’s trading rights in one or more jurisdictions. In addition to any sanctions prescribed by law, adverse publicity regarding an alleged infringement of trade laws and regulations by Canon may also have a negative effect on Canon brand and image.

All of the above factors regarding international operations could have an adverse impact on Canon’s business results and financial condition.

Canon depends on efficient logistics services to distribute its products worldwide.

Canon depends on efficient logistics services to distribute its products worldwide. If problems arise with Canon’s computerized logistics system, or regional disputes or labor disputes, such as a dockworker’s strike, occur, it could lead to a disruption of Canon’s operations and result not only in increased logistical costs, but also in a loss of sales opportunities due to delays in delivery. Also, because demand for Canon’s consumer products can fluctuate throughout the year, the failure to adjust bookings for vessels and the preparation of warehouse space to reflect such fluctuations could result in either the loss of sales opportunities, or the increase of unnecessary costs.

In addition, the increasingly higher levels of precision required of semiconductor production equipment like steppers or mask aligners and the resulting increase in the value of this equipment in recent years have resulted in a concurrent increase in the need for sensitive handling and transportation of these products. Due to their precision nature, even a very trivial shock to these products during the handling and transportation process could result in loss on the entire product. If unforeseen accidents during the handling and transportation process render a significant portion of Canon’s higher-end precision products unmarketable, Canon may not be able to fully recover its investment in the research, development and production of these precision products.

The rise in crude oil prices has become a recurring event, due primarily to the inflow of speculative funds into the global markets. As a result of this rise in oil prices, the cost of airfreight has increased in the form of a fuel surcharge. Such changes in the sales environment in which Canon operates could adversely affect Canon’s results of operations.

Canon is engaging in the reduction of carbon dioxide by implementing such measures as a new transportation system, including an efficient new rail container system. A failure by Canon to meet these targets may have a negative effect on Canon’s brand and image.

Economic trends in Canon’s major markets may adversely affect its net sales.

Economic downturns and declines in consumption in Canon’s major markets, including Japan, the United States and Europe, may affect the levels of both corporate and consumer sales. Purchases of Canon’s consumer products, such as cameras and printers, are to a very significant degree discretionary. A decline in the level of consumption caused by the worsening of general economic conditions could adversely affect Canon’s results of operations.

Canon’s operating results are also affected by the level of business activity of its customers, which in turn is affected by the level of economic activity in the industries and markets that they serve. A decline in the level of business activity of Canon’s customers caused by the worsening of the global economy could adversely affect Canon’s results of operations.

Risks Related to Environmental Issues

Canon’s business is subject to environmental laws and regulations.

Canon is subject to certain Japanese and foreign environmental requirements in areas such as energy resource conservation, reduction of hazardous substances, collection and recycling of products, clean air, water protection and waste disposal. Canon believes that it has taken adequate precautions to comply with these regulations in the course of its ordinary business operations.

Furthermore, Canon does not believe that any environmental laws or regulations currently in effect will have a material adverse effect on its operating results or financial condition. However, Canon cannot predict whether any pending or future legislation will be adopted or what effect such legislation would have on it. In some cases, such as with the European Union RoHS Directive detailed implementation standards relating to methods of analysis, methods to demonstrate compliance and maximum concentration values have not been determined. Canon attempts to implement compliance measures that Canon believes will meet or surpass the implementation standards that will be adopted for these regulations. If Canon’s measures do not meet such standards when they are adopted, however, Canon may be required to take further action and incur additional costs to comply with these regulations.

Environmental clean-up and remediation costs relating to Canon’s properties and associated litigation could decrease Canon’s net cash flow, adversely affect its results of operations and impair its financial condition.

Canon is subject to liability for the investigation and clean-up of environmental contamination at each of the properties that it owns or operates, at certain properties Canon formerly owned or operated and at off-site locations where Canon arranged for the disposal of hazardous substances. If Canon were to be held responsible for damages in any future litigation or proceedings, such costs may not be covered by insurance and may be material.

In addition, Canon may face liability for alleged personal injury or property damage due to exposure to chemicals or other hazardous substances at or from its facilities. Canon may also face liability for personal injury, property damage, natural resource damage or for clean-up costs for the alleged migration of contamination or other hazardous substances from its facilities. A significant increase in the number or success of these claims and costs could adversely affect Canon’s results of operations or financial condition.

Risks Related to Intellectual Property

Canon may be subject to intellectual property litigation and infringement claims, which could cause it to incur significant expenses or prevent it from selling its products.

Because of the emphasis on product innovation in the markets for Canon’s products, many of which are subject to frequent technological innovations, patents and other intellectual property are an important competitive factor. Canon relies primarily on technology it has developed, and Canon seeks to protect such technology through a combination of patents, trademarks and other intellectual property rights.

Canon faces the risks that:

•	competitors will be able to develop similar technology independently;

•	Canon’s pending patent applications may not be issued;

•	the steps Canon takes to prevent misappropriation or infringement of its intellectual property may not be successful; and

•	intellectual property laws may not adequately protect Canon’s intellectual property, particularly in some emerging markets.

•	While Canon is not aware of any actual or potential infringement of, or adverse claim to, its rights in such technologies, any interference in Canon’s rights to use such technologies could adversely affect its financial condition and operating results.

•	In addition, Canon may need to litigate in order to enforce its patents, copyrights or other intellectual property rights, to protect its trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement, which can be expensive and time-consuming. In the event any government agency or third party were adjudicated to have a valid claim against Canon, Canon could be required to:

•	refrain from selling the affected product in certain markets;

•	make royalty payments or pay monetary damages;

•	seek to develop non-infringing technologies, which may not be feasible; or

•	seek to acquire licenses to the infringed technology, which may not be available on commercially reasonable terms, if at all.

Canon also licenses its patents to third parties in exchange for payment or cross-licensing. The terms and conditions of such licensing or changes in the conditions for renewals of such licenses could affect Canon’s business.

Canon’s businesses, company image and result of operations could be adversely affected by any of these developments.

Disputes involving payment of consideration for employee inventions may materially affect Canon’s brand image as well as its business.

Canon may face disputes involving payment of consideration given to employee inventions for which the intellectual property rights have been transferred to Canon. This risk is particularly relevant in countries such as Japan and Germany, where patent laws require companies to pay consideration to employees for the assignment of the employee’s invention to the company. Canon maintains company rules on and an evaluation system for employee inventions. Canon believes it has been making adequate payments to employees for assignment of inventions based on these rules and a fair and objective assessment of amounts to be paid.

Other Risks

Canon depends on the attraction and retention of highly qualified professionals.

Canon’s future operating results depend in significant part upon the continued contributions of its employees. In addition, Canon’s future operating results depend in part on its ability to attract, train and retain other qualified personnel in development, production, sales and management for Canon’s operations. The competition for these human resources in the high-tech industries in which Canon competes has been increasingly intense in recent years. Moreover, due to the accelerating pace of technological change, importance of training new personnel in a timely manner to meet product research and development requirements will increase. A failure by Canon to recruit and train qualified personnel or the loss of key employees could adversely affect Canon’s business, financial condition and results of operations.

Canon’s physical facilities, information systems and information security systems are subject to damage as a result of disasters, outages or similar events.

Canon’s headquarters functions, its information systems and its research and development centers are located in or near Tokyo, Japan, where the possibility of disaster or damage from earthquakes is generally higher than in other parts of the world. In addition, Canon’s facilities or offices, including those for research and development, material procurement, manufacturing, logistics, sales, and services are located throughout the world and subject to the possibility of disaster or outage or similar disruption as a result of any of a number of events, including natural disasters, computer viruses and terrorist attacks. Although Canon is working to establish appropriate backup structures for its facilities and information systems, there is no assurance that Canon will be able to completely prevent or mitigate the effect of events or developments such as the aforementioned disasters, leakage of harmful substances, shutdowns of information systems, and leakage, falsifications, and disappearances of internal databases. Although Canon has implemented backup plans to permit the production of products at multiple production facilities, such plans do not cover all product models. In addition, such backup arrangements may not be adequate to maintain production quantity levels. Such factors may adversely affect Canon’s operating activities, generate expenses relating to physical or personal damage, or hurt Canon’s brand image, and its financial results and condition may be adversely affected. If such factors adversely affect Canon’s operating activities, generate expenses relating to physical or personal damage, or hurt Canon’s brand image, its consolidated financial results and condition may be adversely affected.

Canon’s operating and financing activities expose Canon to foreign currency exchange and interest rate risks that may adversely affect its revenues and profitability.

Canon is exposed to the risks of foreign currency exchange rate fluctuations. Canon’s consolidated financial statements, which are presented in Japanese yen, are affected by foreign exchange rate fluctuations. These fluctuations can affect the yen value of Canon’s equity investments denominated in foreign currencies and monetary assets and liabilities arising from business transactions in foreign currencies. They can also affect the costs and sales proceeds of products that are denominated in foreign currencies. In addition, as a result of translating foreign currency financial statements of Canon’s foreign subsidiaries into Japanese yen, its reporting currency, assets and liabilities, and revenues and expenses will fluctuate. Canon is also exposed to risk of interest rate fluctuations, which may affect the value of Canon’s financial assets and liabilities, in particular, long-term debt.

The cooperation and alliances with, and strategic investments in, third parties undertaken by Canon may not produce successful results.

Canon carries out many activities with other companies in the form of alliances, joint ventures, and strategic investments. These activities are important for Canon’s technological development process. However, weak business trends or disappointing performance by partners may adversely affect the success of these activities. In addition, the success of these activities may be adversely affected by the inability of Canon and its partners to successfully define and reach common objectives. An unexpected cancellation of a major business alliance may disrupt Canon’s overall business plans and may also result in a delayed return-on-investment.

Canon can be adversely affected by fluctuations in the stock and bond markets.

Canon’s assets include investments in publicly traded securities. As a result, Canon’s results and general financial position may be affected by fluctuations in the stock and bond markets. In addition, if valuations of investment assets decrease due to conditions in, for example, stock or bond markets, additional funding and accruals with respect to Canon’s pension and other obligations may be required, and such funding and accruals may adversely affect Canon’s consolidated financial condition and operating results.

Confidential information may be inadvertently disclosed which could lead to damage claims or harm Canon’s reputation, and may have an adverse effect upon Canon’ s business.

In connection with certain projects, Canon may receive confidential or sensitive information (such as personal information) from its customers relating to these customers or to other parties. In addition, Canon uses computer systems and electronic data in managing information relating to its employees. Although Canon makes every effort to keep this information confidential through company procedures designed to prevent accidental release of confidential or sensitive information, such information may be inadvertently disclosed without Canon’s knowledge. If this occurs, Canon may be subject to claims for damages from the parties or the employees affected, suffer harm to its reputation or be subject to liabilities and/or penalties under applicable statutes.

Inadvertent disclosure of secret information regarding new technology, as well as market and customer information, would also have a material adverse effect upon Canon’s business.

Legal Proceeding

On December 17, 2002, the European Commission instituted an investigation into the printer and supply market. Canon received a questionnaire in connection with the investigation of the printer and supply market on January 3,2003 and Canon has submitted its response. The investigation is yet to be closed.

On January 16, 2003, The Dusseldorf District Court in Germany issued rulings in Canon’s favor in two patent infringement actions filed by Canon against Pelikan Hardcopy Deutschland GmbH and Pelikan Hardcopy European Logistics & Services GmbH (collectively, “Pelikan Hardcopy”). Pelikan Hardcopy has appealed the decision. On November 20, 2003, The Dusseldorf District Court in Germany issued a ruling in Canon’s favor in another patent infringement action filed by Canon against Pelikan Hardcopy. Pelikan Hardcopy has appealed the decision. The Dusseldorf High Court issued rulings in Canon’s favor in one patent infringement among three of the appeals by Pelikan Hardcopy. Another one of the appeals has been suspended by the Court since April 19, 2004 and the remaining appeal is still pending.

In November 2003, a former employee of Canon filed a lawsuit against Canon before the Tokyo District Court, demanding remuneration for his invention. The former employee claims that the reward he received for his invention was significantly less than the reasonable remuneration to which he should have been entitled under the applicable patent law, and that Canon should pay the difference. While the employee estimates that the difference could amount to some Yen 45.9 billion in total, he is currently seeking Yen 1 billion. This case is pending.

In February 2003, a lawsuit was filed by St. Clair Intellectual Property Consultants, Inc. (“St.Clair”) against Canon Inc. and Canon U.S.A., Inc. in the United States District Court of Delaware, which accused Canon of infringement of patents related to certain technology. In connection with this case, in October 2004, a jury preliminarily found damages against Canon of approximately Yen 3.6 billion based on a percentage of certain product sales in the United States through 2003. Subsequent to this jury finding, St. Clair also made a motion to the court for damages relating to certain 2004 sales, using the same royalty rate awarded by the jury which could result in additional damages. There are additional defenses that are yet to be litigated in a follow-up trial solely to the judge; thus, a final decision by the court, as to both infringement and the total amount of damages, has not yet been reached.

(5)	Research and Development Expenditure

Canon has positioned fiscal 2004 as the fourth year of PhaseII (2001-2005) of the “Excellent Global Corporation Plan”. Canon has been making efforts to build R&D capabilities which enables us to acquire a top share in every main business area and to continually create new business opportunities one after another by the year of 2005. Canon’s research and development expenditures for the fiscal 2004 totaled ¥275,300 million.

Research and development expenditures by product group are summarized as follows:

	Millions of Yen
	2004	2003
Business Machines	120,916	119,975
Cameras	35,549	31,687
Optical and other products	29,309	25,845
Corporate	89,526	81,633

Total	275,300	259,140

(6)	Management Discussion and Analysis

The following discussion and analysis provides information that management believes to be relevant to understanding Canon’s consolidated financial condition and result of operations. References in this discussion to the “Company” are to Canon Inc. and, unless otherwise indicated, references to the financial condition or operating results of “Canon” refer to Canon Inc. and its consolidated subsidiaries.

Canon is one of the world’s leading manufacturers of copying machines, laser beam printers, inkjet printers, cameras, steppers and aligners. Canon earns revenues primarily from the manufacture and sale of these products domestically and internationally. Canon’s basic management policy is to contribute to the prosperity and well-being of the world while endeavoring to become a truly excellent global corporate group targeting continued growth and development.

Key performance indicators

Following are the key performance indicators (“KPI”) that Canon uses in managing its business.

-Revenues-

As Canon seeks to become a truly excellent global company, one indicator which Canon’s management places strong emphasis on is revenue. Following are some of the KPI relating to revenues that management considers to be important.

Net sales is one of the KPI. Canon derives net sales primarily from the sale of products, and providing of services relating to its products. Sales vary based on such factors as product demand, the number and size of transactions within the reporting period, product reputation for new products, and changes in sales prices. Other factors involved are market share and market environment. In addition, management considers an evaluation of net sales by product group important in assessing Canon’s performance in sales in various product groups in light of market trends.

Gross profit ratio (ratio of gross profit to net sales) is another KPI for Canon. Through its reforms in product development, Canon has been striving to shorten product development lead times in order to launch new, competitively priced products at a faster pace. In addition, Canon has achieved cost reductions through efficiency enhancements in production. Canon believes that these achievements have contributed to improving Canon’s gross profit ratio, and Canon intends to continue to pursue further shortening of product development lead times and reductions in production costs.

Operating profit ratio (ratio of operating profit to net sales) and research and development (“R&D”) expense to net sales ratio are considered by Canon to be KPI. Canon is focusing on two areas for improvement. On one hand, Canon strives to control and reduce its selling, general and administrative expenses. On the other hand, Canon’s R&D policy is designed to maintain a high level of spending in core technology in order to sustain Canon’s leading position in its current fields of business, and to explore possibilities in other markets. Canon believes such investments will be the basis for future success in its business and operations.

-Cash Flow Management-

Canon also places significant emphasis on cash flow management. The following are the KPI relating to cash flow management that management believes to be important.

Inventory turnover within days is a KPI because it is a measure of supply-chain management efficiency. Inventories have inherent risks of becoming obsolete, deteriorating or otherwise decreasing in value significantly, which may adversely affect Canon’s operating results. To mitigate these risks, management believes that it is important to continue reducing inventories and shorten production lead times in order to achieve early recovery of related product expenses by strengthening supply-chain management.

Canon’s management seeks to meet its liquidity and capital requirements primarily with cash flow from operations and also seeks debt-free operations. For a manufacturing company such as Canon, the process for realizing profit on any endeavor can be lengthy, involving as it does R&D, manufacturing, and sales activities. Management, therefore, believes that it is important to have sufficient financial strength so that it does not have to rely on external funding. Canon has continued to reduce its reliance on external funding for capital investments in favor of generating the necessary funds from its own operations.

Critical Accounting Policies and Estimates

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, and based on the selection and application of significant accounting policies, which require management to make significant estimates and assumptions. Canon believes that the following are some of the more critical judgment areas in the application of its accounting policies that currently affect its financial condition and results of operations.

(1) Deferred tax assets

Canon currently has significant deferred tax assets, which are subject to periodic recoverability assessments. Realization of Canon’s deferred tax assets is principally dependent upon its achievement of projected future taxable income. Canon’s judgments regarding future profitability may change due to future market conditions, its ability to continue to successfully execute its operating restructuring activities and other factors. Any changes, in any of these factors may require possible recognition of significant valuation allowance to these deferred tax asset balances. When Canon determines that certain deferred tax assets may not be recoverable, the amounts which will not be realized are charged to income tax expense and will adversely affect net income.

(2) Employee retirement and severance benefit plans

Canon has significant employee retirement and severance benefit obligations which are recognized based on actuarial valuations. Inherent in these valuations are key assumptions, including discount rates and expected return on plan assets. Management must consider current market conditions, including changes in interest rates, in selecting these assumptions. Other assumptions include assumed rate of increase in compensation levels, mortality rate, and withdrawal rate. Changes in these assumptions inherent in the valuation are reasonably likely to occur from period to period. These changes in assumptions may lead to changes in related employee retirement and severance benefit costs in the future.

Actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect future pension expenses. While management believes that the assumptions used are appropriate, the differences may affect employee retirement and severance benefit costs in the future.

In preparing its financial statements for fiscal 2004, Canon estimated a discount rate of 2.7% and an expected long-term rate of return on plan assets of 3.6%. In estimating the discount rate, Canon uses available information about rates of return on high-quality fixed-income governmental and corporate bonds currently available and expected to be available during the period to the maturity of the pension benefits. Canon establishes the expected long-term rate of return on plan assets based on management’s expectations of the long-term return of the various plan asset categories in which it invests. Management develops expectations with respect to each plan asset category based on actual historical returns and its current expectations for future returns.

Decreases in discount rates lead to increases in actuarial pension benefit obligations which, in turn, could lead to an increase in service cost and amortization cost through amortization of actuarial gain or loss, a decrease in interest cost, and vice versa. A decrease of 50 basis points in the discount rate increases the projected benefit obligation by approximately 11%.

Decrease in expected return on plan assets may increase net periodic benefit cost by decreasing expected return amounts, while differences between expected value and actual fair value of those assets could affect pension income (expense) in the following years, and vice versa. For fiscal 2005, if a change of 50 basis points in the expected long-term rate of return on plan assets is to occur, that may cause a change of approximately ¥2,090 million in net periodic benefit cost.

The Company and certain of its domestic subsidiaries realized a net gain ¥17,141 million for fiscal 2004 due to the return to the Japanese Government of the substitutional portion of the Employee’s Pension Funds.

Consolidated Results of Operations

(1) Sales

Canon’s consolidated net sales in fiscal 2004 totaled ¥3,467,853 million. This represents an 8.4% increase from the previous fiscal year, reflecting significant growth in sales of digital cameras, color network digital MFDs and semiconductor-production equipment.

Overseas operations are significant to Canon’s operating results and generated approximately 73% of total net sales in fiscal 2004. Such sales are denominated in the applicable local currency and are subject to fluctuations in the value of the yen in relation to such other currencies. Despite efforts to reduce the impact of currency fluctuations on operating results, including localizing some manufacturing and procuring parts and materials from overseas suppliers, Canon believes such fluctuations have had and will continue to have a significant effect on results of operations.

The average value of the yen in fiscal 2004 was ¥108.12 to the U.S. dollar, and ¥134.57 to the euro, representing an appreciation of 7% against the U.S. dollar, and a depreciation of 3% against the euro, compared with the previous year. These effects of foreign exchange rate fluctuations unfavorably impacted net sales by approximately ¥57,000 million. Net sales denominated in foreign currency decreased by approximately ¥77,700 million in U.S. dollars, increased by ¥20,300 million in euro, and increased by ¥400 million in other foreign currencies.

(2) Cost of sales

Cost of sales principally reflects the cost of raw materials, parts and labor used by Canon in the manufacture of its products. A portion of the raw materials used by Canon is imported or includes imported materials. Such raw materials are subject to fluctuations in world market prices and exchange rates that may affect Canon’s cost of sales. Other components of cost of sales include depreciation expenses from plants, maintenance expenses, light and fuel expenses and rent expenses. The ratio of cost of sales to net sales for fiscal 2004 and 2003 was 50.6% and 49.7%, respectively.

(3) Gross profit

Canon’s gross profit in fiscal 2004 increased by 6.5% to ¥1,713,343 million from fiscal 2003. Despite ongoing efficiency enhancements in production during fiscal 2004 and the timely launch of competitive new products, the gross profit ratio decreased 0.9% from the previous year to 49.4%, mainly due to severe price competition and the appreciation of the yen against the U.S. dollar.

(4) Selling, general and administrative expenses

The major components of selling, general and administrative expenses are payroll, R&D, advertising expenses and other marketing expenses. Although R&D expenditures grew 6.2% from the previous year to ¥275,300 million along with increased advertising and sales-promotion spending, selling, general and administrative expenses for the year increased by just 1.3% year on year, mainly due to other selling, general and administrative expenses remaining at a lower level than the year-ago period, coupled with a ¥17,141 million gain realized from the return to the Japanese Government of the substitutional portion of the Employees’ Pension Funds (EPF) that the company and certain of its subsidiaries in Japan had operated. In general, Canon maintains a high level of R&D expenditure to strengthen its R&D capabilities. R&D expenditures grew in fiscal 2004 from the previous year, resulting from increased R&D activities.

Advertising and other marketing expenses increased by 11.5% from the previous year to ¥111,770 million, reflecting management’s policy to strengthen Canon’s corporate and brand image.

(5) Operating profit

Operating profit in fiscal 2004 increased by 19.7% to ¥543,793 million from fiscal 2003. Operating profit in fiscal 2004 was 15.7% of net sales, compared with 14.2% in fiscal 2003.

(6) Other income (deductions)

Other income (deductions) improved by ¥14,577 million, attributable to gains from sales of stock of subsidiary companies’ shares which totaled ¥9,082 million, along with a decrease in currency exchange losses and improved equity gains (losses) of affiliated companies.

(7) Income before income taxes and minority interests

Income before income taxes and minority interests in fiscal 2004 was ¥552,116 million, a 23.2% increase from fiscal 2003, and constituted 15.9% of net sales.

(8) Income taxes

Provision for income taxes increased by ¥31,361 million from fiscal 2003, primarily as a result of the increase in income before income taxes and minority interests. The effective tax rate during fiscal 2004 declined by 1.2% compared with fiscal 2003.

(9) Net income

Net income in fiscal 2004 increased by 24.5% to ¥343,344 million, which exceeds the growth rate of income before income taxes and minority interests. This represents a 9.9% return on net sales.

Foreign Operations and Foreign Currency Transactions

Canon’s marketing activities are performed by subsidiaries in various regions in local currencies, while the cost of sales is generally in yen. Given Canon’s current operating structure, appreciation of the yen has a negative impact on net sales and the gross profit ratio. To reduce the financial risks from changes in foreign exchange rates, Canon utilizes derivative financial instruments, which are comprised principally of forward currency exchange contracts.

The return on foreign operation sales is usually lower than that from domestic operations because foreign operations consist mainly of marketing activities. Return on foreign operation sales is calculated by dividing net income of foreign subsidiaries, after factoring in a consolidation adjustment between foreign subsidiaries, by net sales of foreign subsidiaries. Marketing activities are generally less profitable than production activities, which are mainly conducted by the Company and its domestic subsidiaries. The returns on foreign operation sales in fiscal 2004 and 2003 were 2.8% and 3.2%, respectively. This compares with returns of 9.9% and 8.6% on total operations for the respective years.

Liquidity and Capital Resources

(1) Cash and cash equivalents

Cash and cash equivalents in fiscal 2004 increased by ¥197,476 million to ¥887,774 million, compared with ¥690,298 million in fiscal 2003. Canon’s cash and cash equivalents are typically denominated in Japanese yen, with the remainder denominated in foreign currencies such as the U.S. dollar.

Net cash provided by operating activities in fiscal 2004 increased by ¥95,880 million from the previous year to ¥561,529 million. Cash flow from operating activities consisted of the following components: the major component of Canon’s cash inflow is cash received from customers, while the major components of Canon’s cash outflow are payments for parts and materials, selling, general and administrative expenses, and income taxes.

For fiscal 2004, cash inflow from cash received from customers increased, due to the increase in net sales. This increase in cash inflow was within the range of the increase in net sales, as there were no significant changes in Canon’s collection rates. Cash outflow for payments for parts and materials also increased, as a result of an increase in net sales. However, this increase was less than the increase in net sales, due to the effects of cost reduction. Cost reduction reflects a decline in unit prices of parts and raw materials, as well as a streamlining of the process of using these parts and materials through promoting efficiency in operations. Cash outflow for payroll payments increased, due to the increase in the number of employees. The employees in the Asian region increased, due to the expansion of production in the regions. Cash outflow for payments for selling, general and administrative expenses increased, due to the increase in advertising and marketing expenses, reflecting management’s policy to strengthen Canon’s corporate brand image. Cash outflow for payments of income taxes increased, due to the increase in taxable income.

Net cash used in investing activities in fiscal 2004 was ¥252,967 million, compared with ¥199,948 million in fiscal 2003, consisting primarily of capital expenditures. Capital expenditures in fiscal 2004 totaled ¥318,730 million, mainly due to expanding production capabilities in Japan and overseas, as well as to bolster Canon’s R&D-related infrastructure. In November 2004, Canon also entered into an agreement whereby certain assets were deposited into an irrevocable trust to meet the debt service requirements of 1.88% Japanese yen notes, 2.95% Japanese yen notes, and 2.27% Japanese yen notes in the aggregate amount of ¥25,000 million. Upon this agreement, Canon used cash aggregating to ¥26,637 million.

As a result, free cash flow, or cash flow from operating activities minus cash flow from investing activities, totaled ¥308,562 million for fiscal 2004 as compared to ¥265,701 million for fiscal 2003.

Net cash used in financing activities totaled ¥102,268 million in fiscal 2004, mainly resulting from Canon’s active efforts to repay loans toward the goal of improving Canon’s financial position. The company also paid dividends in fiscal 2004 of 65 yen per share, which was an increase of 15 yen per share over the prior year.

Canon seeks to meet its liquidity and capital requirements principally with cash flow from operations and, to a lesser extent, with short-term loans and long-term debt. Consistent with this objective, Canon continued to reduce its reliance on external funding for capital investments in favor of relying upon internally generated cash flows. This approach is supplemented with group-wide treasury and cash management activities undertaken at the parent company level. Canon believes that its working capital is sufficient for its present requirements.

To the extent Canon relies on external funding for its liquidity and capital requirements, it generally has access to various funding sources, including issuance of additional share capital, long-term debt or short-term loans. While Canon has been able to obtain funding from its traditional financing sources and from the capital markets, and believes it will continue to be able to do so in the future, there can be no assurance that adverse economic or other conditions will not affect Canon’s liquidity or long-term funding in the future.

Short-term loans (including current portion of long-term debt) amounted to ¥9,879 million at December 31, 2004 compared to ¥39,136 million at December 31, 2003. Long-term debt (excluding their current portions) amounted to ¥28,651 million at December 31, 2004 compared to ¥59,260 million at December 31, 2003.

Canon’s long-term debt generally consists of secured or partially-secured term loans from banks, bearing interest at fixed rates and floating rates, as well as fixed rate-notes and convertible debentures which Canon has issued in the domestic market with original maturities of five to fifteen years.

In order to facilitate access to global capital markets, Canon obtains credit ratings from two rating agencies, Moody’s Investors Services, Inc. (“Moody’s”) and Standard and Poor’s Rating Services (“S&P”). In addition, Canon maintains a rating from Rating and Investment Information, Inc. (“R&I”), a rating agency in Japan, for access to the Japanese capital market.

As of January 14, 2005, Canon’s debt ratings are: Moody’s: Aa2 (long-term); S&P: AA (long-term), A-1+ (short-term); and R&I: AA+ (long-term). Canon does not have any rating downgrade triggers that would accelerate the maturity of a material amount of its debt. A downgrade in Canon’s credit ratings or outlook could, however, increase the cost of its borrowings.

(2) Capital expenditure

Capital expenditure in fiscal 2004 amounted to ¥318,730 million compared with ¥210,038 million in fiscal 2003. In fiscal 2004, capital expenditures were mainly used to expand production capabilities in both domestic and overseas regions, and to bolster the company’s R&D-related infrastructure. In addition, Canon has been continually investing in tools and dies for business machines, in which the amount invested is generally the same each year. For fiscal 2005, Canon projects its capital expenditures will be approximately ¥375,000 million.

The capital expenditures include an investment in new production plants and new facilities of Canon.

(3) Employer contributions

Employer contributions to Canon’s worldwide defined benefit pension plans were ¥31,018 million in fiscal 2004, ¥29,944 million in fiscal 2003. During fiscal 2005, Canon expects to make cash contributions of approximately ¥36,183 million to its defined benefit pension plans.

(4) Working capital

Working capital in fiscal 2004 increased ¥145,513 million, to ¥1,248,987 million, compared with ¥1,103,474 million in fiscal 2003. This increase was primarily a result of an increase in cash and cash equivalents and a decrease in short-term loans. Canon believes its working capital will be sufficient for its requirements for the foreseeable future. Canon’s capital requirements are primarily dependent on management’s business plans regarding the levels and timing of capital expenditures and investments.

The working capital ratio (ratio of current assets to current liabilities) for fiscal 2004 was 2.27, compared to 2.33 for fiscal 2003.

(5) Return on assets

Return on assets (Net income divided by the average of total assets as of December 31, 2004 and 2003) increased to 10.1% in fiscal 2004, compared to 9.0% in fiscal 2003. This increase was due mainly to an increase in net income. Return on stockholders’ equity increased to 16.8% in fiscal 2004, compared with 15.9% in fiscal 2003.

(6) Debt to total assets ratio

Debt to total assets ratio was 1.1% and 3.1% as of December 31, 2004 and 2003, respectively. Canon had short-term loans and long-term debt of ¥38,530 million as of December 31, 2004 and ¥98,396 million as of December 31, 2003.

Research and Development, Patents and Licenses

Canon is now in Phase II of its Excellent Global Corporation Plan, which started in 2001 and will end in 2005. The management plan aims to guide Canon to the No. 1 position worldwide in all core business areas, to build on its R&D capabilities and to continually create new businesses and to further strengthen its financial position.

With respect to its R&D goals, Canon formulated as part of its management plan the “Canon Over IP” concept, through which Canon intends to connect its digital products to the Internet and lay the foundations for Internet-businesses for the future. Canon envisions Canon products and systems interconnected over networks, as well as a variety of Web services that expand its business domains while creating new value for customers.

Canon has R&D centers worldwide that closely collaborate in their R&D activities. Some regional R&D centers conduct basic research into technology, and others apply their expertise to develop new products and businesses.

The Company’s R&D activities are conducted in the following four organizations:

¡	Core Technology Development Headquarters

¡	Leading-Edge Technology Development Headquarters

¡	Platform Technology Development Headquarters

¡	Device Technology Development Headquarters

Canon had R&D expenditures of ¥275,300 million in fiscal 2004 and ¥259,140 million in fiscal 2003. The ratio of R&D expenditure to total net sales for fiscal 2004 and 2003 was 7.9% and 8.1%, respectively.

Canon seeks to produce new products that are protected by patents and to set market product standards in order to enhance its market position. The United States Patent and Trademark Office (USPTO) announced that Canon obtained the third-greatest number of private sector patents in 2004. This achievement marks Canon’s thirteenth consecutive year as one of the top three patent-receiving private-sector organizations.

Canon aims to realize production procedures that dramatically reduce the need for prototypes, in the design process, through the effective utilization of 3D-CAD systems, in order to accelerate product development and curtail costs.

Recent Development

(1)	On October 15, 2004, the Company entered into an agreement with Canon Sales Co., Inc. and Canotec Co., Inc. (“Canotec”), joint equity shareholders of Niigata Canotec Co., Inc. (“Niigata Canotec”), to acquire all outstanding shares of Niigata Canotec. Therefore, on January 1, 2005, Niigata Canotec became a wholly owned subsidiary of the Company and changed its name to Canon Imaging System Technologies Inc. By making Canon Imaging System Technologies, Inc. a wholly owned subsidiary of the Company, Canon aims to raise the level of its technical capacity and improve development efficiency by enabling closer coordination each other.

(2)	On January 1, 2005, Canotec and FastNet, Inc. merged, and changed its name to Canon Network Communications, Inc. The purpose of the merger was to increase management efficiency by consolidating the Canon Group’s network and Internet service operations. Canon Network Communications, Inc. aims to strengthen Information Technology Management Services, dealing with all stages from the establishment of comprehensive network systems to their operation and management.

Looking Forward

Business machines segment

(Office imaging products)

In the office imaging products segment, it has become more important to provide added value in the form of networking, integration, color printing, and high-speed models. Also, in addition to the mid-level models for office market which enjoys steady growth, Canon expects that the market will expand into higher-end models and low-end multi-function models. The market for color digital devices continued to grow rapidly, and sales of monochrome digital multifunction devices were stable, reflecting the market trend shifting from single-function to multifunction.

To maintain and enhance a competitive edge and to meet more sophisticated customer demands, Canon is strengthening its marketing capabilities by reinforcing its hardware and software product lineups and by improving functionality. Canon strengthened the product lineups of its color digital devices in addition to its existing full line of monochrome machines and maintained its market share by executing business strategies in line with the current market trend.

Manufacturing in the new Canon Suzhou facility in China has been progressing satisfactorily. While competitors seek to transfer manufacturing facilities to China, Canon regards its manufacturing bases in Japan important as well, in order to pursue total cost reduction by strengthening and reinforcing of technology, through the collaboration of R&D division, manufacturing division and quality management divison.

(Computer peripheral products)

In the inkjet printer market, Canon expects a continuation of declines in market prices, a shift from single-function printers to multi-function printers, and an expanding size of the digital photo market. To manage these trends, Canon has newly established the PIXMA, brand name for its inkjet single-function printers/multi-function printers worldwide (other than Japan in which already introduced as PIXUS brand) with new functions and technologies.

Canon’s laser beam printer business has a strong position in the market. In the monochrome laser beam printer market, Canon expects that the transition to a low price segment will expand sales in the consumer market and in the emerging markets. In the color laser beam printer market, Canon expects continued strong growth in demand. In general, competition will become more intense as competitors implement aggressive price strategies in order to establish themselves as market leaders. Canon seeks to remain competitive by developing technologies that can be deployed in a timely fashion to produce innovative products in all segments. Canon is also working to lower costs by automating production of consumables and to secure procurement of essential parts through internal sourcing.

Canon expects that the size of the scanner market will continue to contract, but Canon has increased its share in the market with the new CanonScanLiDE series introduced in fiscal 2003.

The size of the worldwide facsimile market has remained stable, as expansion in Asia, mainly China, has offset declines in other regions. Due to price declines for inkjet multi-function printers with facsimile function, prices are also declining for stand-alone machines.

(Business information products)

With regard to personal computers, demand from corporate clients on the Japanese market held steady, but a decline in sales was caused by our change in marketing strategy from selling single products to a solutions business involving the proposal of unique combinations of various products. This trend is expected to continue in fiscal 2005.

Cameras segment

The entire digital camera market continues to expand. Although in Japan and USA, it has started showing slow growing curve, the emerging market, especially China and Eastern Europe, have shown steep growth. In addition, the emergence of new photo imaging systems, such as PC free direct printing system, expands the digital imaging possibilities through networking connectivity, along with the improvement of the user-friendly image processing interface and software.

Canon expects the market for compact digital cameras will expand in the intermediate term. In general, declines in prices and intense competition are causing decrease in profitability in the industry.

The compact photo printer market is developing rapidly. Canon expects that the ratio of Compact Photo printers that is attached to digital cameras will reach around 30% within a few years , and Canon will take an initiative to lead the expansion of the market.

Canon played a major role in the rapid expansion of the digital single lens reflex(SLR) market in fiscal 2004. The market size almost tripled from fiscal 2003, easily taking over the majority of the SLR market from the film cameras. With the introduction of the new models, Canon is determined to stay atop of the expanding market in fiscal 2005.

While industry enjoy many positive impact to motivate the industry’s growth, as a nature of the Digital Consumer Goods, the market will face with price competition as well as technological competition focused on image quality and high performance. Though profit levels in the industry have recently declined, Canon has succeeded in maintaining profitability by carrying out production and procurement reforms.

Film camera market is suffering from this rapid digital shift of the camera market. Canon anticipates the trend to continue, both in the film SLR, and in the film compact category.

Canon expects to see growth in the interchangeable lens market as a result of the rapid market penetration of digital single lens reflex cameras. In response to the rapid shift of the single lens reflex camera market from film to digital, Canon began to introduce interchangeable lenses exclusively for digital single lens reflex cameras in the last half of fiscal 2003, and so far has introduced four models in this market. Canon seeks to expand its sales and share by introducing products especially made for popular class digital single lens reflex cameras.

For video camcorders, analog camcorder sales has been further replaced by digital sales in the fiscal 2004 worldwide market, including the most significant transition occurring in United States, where the speed of transition used to be moderate. At the same time, while Mini DV (Mini Digital Video) is currently the main recording media, camcorders with new media such as DVD (Digital Versatile Drive), SD (Secure Digital) memory card, HDD (Hard Disk Drive), and new recording format such as HDV are starting to emerge. Canon expects that Mini DV (Mini Digital Video) will remain the mainstream of format while the emerging new media will drive new expansion of the entire camcorder market. Canon will seek to continue sales growth with a stronger product lineup for the Mini DV market, while keeping investment on R&D to follow this new trend in the market.

Canon expects that the market for liquid crystal business will continue to grow by about 30% per year on a unit basis, while market prices will continue to decline, resulting in a moderate growth in monetary basis. Canon introduced to the market in fiscal 2004 the reflective liquid crystals (LCOS (Liquid Crystal on Silicon)) type projector, the SX50 that was developed independently by Canon. Canon will expand its business with products that will be distinguished by high brightness, high resolution, and high picture quality and that will be easy to use (stress-free); all achieved using its advanced optical technologies.

Optical and other products segment

Within the semiconductor-production equipment market, Canon expects that the pace of new orders will likely slow somewhat in fiscal 2005, as semiconductor manufacturers grow more cautious in their capital investment spending.. In general, the trend toward high resolution and higher speed equipment will likely to continue in the semiconductor industry. In order to manage theses trends, Canon introduced FPA-6000AS4 Stepper, the fastest ArF Stepper which also has the highest NA (0.85) and an ultra-low aberration lens system. With recommended illumination, the FPA-6000AS4 Stepper will be used for the most advanced IC mass-production.

For fiscal 2004, sales of aligners for the production of LCDs realized notable growth as the PC monitor industry continued to shift from CRT to LCD displays, and the LCD television market continued to expand. In the LCD production mask aligner market, demand is expected to decline gradually as the trend toward increased capital investment tapers off.

Canon expects the overall market size for TV broadcasting lenses to remain relatively stable in the long run. Since fiscal 2002, the market has expanded slightly, recovering from a slump after 9/11 and benefiting from a trend digitalization of broadcast equipment.

The gradual increase in the TV lens market in part reflected studio equipment replacement by major TV stations in Japan, and outside broadcast vehicle equipment replacement in the United States. In coming years, Canon anticipates local station equipment replacement in Japan and studio equipment replacement in the United States. Equipment replacement in Europe, China and other Asian nations will likely follow. China, with the 2008 Olympics in Beijing, is an attractive market for Canon’s 100x television broadcasting zoom lens. Though Canon already has a major market share worldwide for this class of lens, Canon will continue to strengthen its position in this market.

III . Property, Plant and Equipment

(1)	Capital Investment

During the year ended December 31, 2004, the Company invested a total of 318,730 million in property, plant and equipment, with emphasis on production facilities in such strategically important areas as key components and devices, business machines products and optical products equipment. Capital investment by product is summarized as follows:

	Millions of Yen	Principal use
Business Machines	134,128	Enhancing of the production capacity and laborsaving facilities
Cameras	39,783	Enhancing of the production capacity and laborsaving facilities
Optical and other products	52,264	Enhancing of the production capacity
Corporate	92,555	Rationalization of the R&D and administration facilities

Total	318,730

(2)	Prospect of Capital Investment in fiscal 2005

	Millions of Yen	Principal use
Business Machines	209,000	Enhancing of the production capacity
Cameras	60,000	Enhancing of the production capacity
Optical and other products	27,000	Enhancing of the production capacity
Corporate	79,000	Rationalization of the R&D and administration facilities

Total	375,000

IV . Shares

(1)	Shares

Total number of authorized shares is 2,000,000,000 shares.

The common stock of the Company is listed on the Tokyo, Osaka, Nagoya, Fukuoka, Sapporo, Frankfurt am Main and New York stock exchanges.

Total outstanding shares, capital stock and number of shareholders are as follows:

		As of the end of	Increase/Decrease	As of the end of
		the Previous Term	during This Term	This Term
Total outstanding shares	(share)	881,338,645	6,638,606	887,977,251
Capital stock	(Yen)	168,892,031,931	4,972,315,894	173,864,347,825
Number of shareholders	(person)	34,935	14,548	49,483

Note: The increase of the total outstanding shares and capital stock during this term reflects the conversion of convertible debt into shares.

(2)	Major Shareholders (Top ten shareholders)

	(As of Dec. 31, 2004)
	Number of shares held	Number of shares held /
	(thousands of shares)	Number of shares issued
The Dai-Ichi Mutual Life Insurance Co.	59,090	6.66%
Japan Trustee Services Bank, Ltd. (Trust Account)	50,367	5.67%
The Master Trust Bank of Japan, Ltd. (Trust Account)	41,299	4.65%
Moxley and Co.	37,237	4.19%
State Street Bank and Trust Company 505103	34,004	3.83%
Mizuho Corporate Bank,Ltd.	28,946	3.26%
Nomura Securities Co., Ltd.	19,521	2.20%
The Chase Manhattan Bank, N.A. London	19,176	2.16%
State Street Bank and Trust Company	17,288	1.95%
Sompo Japan Insurance Inc.	15,273	1.72%

Total	322,205	36.29%

(3)	Dividend policy

With regard to profit distribution, Canon gives the highest priority to cash dividend distribution. For the fiscal year ended on December 31, 2004, the mid-term dividend per share was 25 yen, while the year-end dividend per share was 40 yen, resulting in a full-year dividend per share of 65 yen (an increase of 15 yen from last year).

As for future dividends, we intend to maintain a stable dividend payment policy which, whenever possible, reflects our performance on a consolidated basis and also comprehensively takes into account such factors as our financial situation and capital requirements to fund future business expansion and improve profitability.

As for internal cash reserves, such funds will be used to support investment in such areas as current business expansion, new business cultivation and strengthening our operating base.

(4)	Stock Price Transition

The following table sets forth the yearly reported high and low sales prices of the Company’s common stock on the Tokyo Stock Exchange from fiscal 2000 to fiscal 2004:

(Yen)

	2004	2003	2002	2001	2000
High	5,820	6,210	5,250	5,330	5,620
Low	4,910	3,910	3,620	3,150	3,400

The following table sets forth the monthly reported high and low sales prices of the Company’s common stock on the Tokyo Stock Exchange for the second half of fiscal 2004:

(Yen)

	July	August	September	October	November	December
High	5,810	5,440	5,350	5,480	5,480	5,540
Low	5,300	4,910	5,030	5,030	5,100	5,070

(5)	Corporate governance policies and implementation of related measures

Canon, recognizing the extreme importance of bolstering management supervision functions aimed at increasing management transparency and achieving management objectives, has been implementing various measures to improve its corporate governance. In this manner, we are striving to continuously elevate the company’s corporate value.

Implementation of corporate governance measures

In addition to our board of directors and board of corporate auditors, Canon Inc. has also created an original system of internal audit for the further development of its corporate governance.

There are currently 25 directors on the company’s board. In order to realize a more streamlined and efficient management decision-making process, Canon has not adopted the outside director system. Under the current system, as a general rule, all matters of importance are decided at board and management meetings attended by all directors. Moreover, various cross-company management strategy advisory committees have been established to address important management themes. Each committee serves to accelerate and rationalize the decision-making process while supplementing the business-division system and performing a checking function.

Canon’s Board of Corporate Auditors consists of four members, two of whom are outside corporate auditors. In accordance with the Board of Corporate Auditors’ auditing policies and their assigned duties, the auditors attend board, management, and various committee meetings, listen to business reports from the directors and others, carefully examine documents related to important decisions, and conduct strict audits of the company’s business and assets.

Furthermore, the Corporate Audit Center, which serves as an internal auditing division, conducts audits covering such areas as compliance and internal control systems, and provides assessments and proposals. The various relevant administrative divisions also work very closely with the Corporate Audit Center to inspect such areas as quality, environmental issues, information security and physical security.

The company has also established a code of conduct, which calls on all Canon Group employees to strictly observe and comply with all laws as well as company rules and regulations. This Canon Code of Conduct Handbook, which is available in nine different languages, has been distributed to all employees to further raise awareness of compliance throughout the entire Canon Group. Furthermore, in order to make efficient use of the code, administrative divisions are established.

Canon has made a practice of keeping shareholders and other investors abreast of management conditions through corporate policy briefings, quarterly announcements of operating results, and the company’s Web site, and will continue to actively promote accurate and timely disclosure of information.

Through these measures, Canon will continue to strengthen its corporate governance system, based on management’s strong sense of mission and ethics.

Overview of relationship between the company and outside corporate auditors in regard to personal, capital, business relationships and other stakeholders

There are no special interests between the company and its two outside corporate auditors.

Measures implemented over the past year aimed at improving and enhancing corporate governance

In January 2004 we established standing committees, namely the Corporate Ethics and Compliance Committee and Internal Control Committee, with the president appointed as chairman of both groups. Accordingly, the purpose of the Corporate Ethics and Compliance Committee is to examine, from various viewpoints, Canon’s social responsibilities and to convey the findings to the company with the intention of raising compliance and ethical awareness. Moreover, in January 2005 the related administrative department, which had been part of the General Affairs Headquarters, was made an independent unit—the Corporate Ethics and Compliance Administration Office—under the direct control of the company’s president. A company director was appointed to head the office, which aims to improve the transparency and soundness of corporate activities while fostering a corporate culture characterized by an increased awareness of corporate ethics and compliance.

The Internal Control Committee not only serves to ensure the reliability of the company’s financial reporting in accordance with the Sarbanes-Oxley Act, but also aims to ensure the effectiveness and efficiency of our business operations, as well as compliance with related laws, regulations and internal controls. The committee performs reviews on control systems for the entire Canon Group and has documented control activities related to the company’s operations. Going forward, the committee will evaluate and bolster documented internal-control processes and, at the same time, intensify efforts targeting more efficient operation processes.

Furthermore, in order to make full, fair and accurate disclosure of information, Disclosure Information Committee was established. The chairman is CEO of the Company. From fiscal 2004, the committee confirms and approves information before disclosure.

Payment amount as compensation for Directors and Corporate Auditors

Amount of payment by the Company as compensation for Directors and Corporate Auditors is as follows:

Millions of Yen
Payment amount as compensation for Directors	1,104
Payment amount as compensation for Corporate Auditors	99

1,203

Payment amount as compensation for the Accounting Auditor of the Company

Amount of payment by the Company and its subsidiaries as compensation for the accounting auditor is as follows:

Millions of Yen
Payment amount as remuneration for the auditing service	239
Other	8

247

V . Financial Statements

Index of Consolidated Financial Statements of Canon Inc. and Subsidiaries:

CANON INC. AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2004 and 2003

	Millions of yen
	2004	2003
Assets
Current assets:
Cash and cash equivalents	887,774	690,298
Marketable securities (note 3)	1,554	1,324
Trade receivables, net (note 4)	602,790	539,006
Inventories (note 5)	489,128	444,244
Prepaid expenses and other current assets (notes 7, 9 and 12)	250,906	255,905

Total current assets	2,232,152	1,930,777

Noncurrent receivables (note 18)	14,567	16,543
Investments (notes 3 and 9)	97,461	78,912
Property, plant and equipment, net (notes 6, 7 and 9)	961,714	846,433
Other assets (notes 7, 8, 11 and 12)	281,127	309,483

Total assets	3,587,021	3,182,148

	Millions of yen
	2004	2003
Liabilities and stockholders’ equity
Current liabilities:
Short-term loans and current portion of long-term debt (note 9)	9,879	39,136
Trade payables (note 10)	465,396	391,181
Income taxes (note 12)	105,565	83,064
Accrued expenses (note 18)	205,296	193,657
Other current liabilities (note 12)	197,029	120,265

Total current liabilities	983,165	827,303

Long-term debt, excluding current installments (note 9)	28,651	59,260
Accrued pension and severance cost (note 11)	132,522	238,001
Other noncurrent liabilities (note 12)	45,993	30,843

Total liabilities	1,190,331	1,155,407

Minority interests	186,794	161,196
Commitments and contingent liabilities (note18)
Stockholders’ equity:
Common stock (note 13)	173,864	168,892
(Authorized shares)	(2,000,000,000)	(2,000,000,000)
(issued shares)	(887,977,251)	(881,338,645)
Additional paid-in capital (note 13)	401,773	396,939
Legal reserve (note 14)	41,200	39,998
Retained earnings (note 14)	1,699,634	1,410,442

Accumulated other comprehensive income (loss) (note 15)	(101,312)	(143,275)

Treasury stock at cost	(5,263)	(7,451)
(Number of shares)	(1,120,867)	(1,606,513)

Total stockholders’ equity	2,209,896	1,865,545

Total liabilities and stockholders’ equity	3,587,021	3,182,148

CANON INC. AND SUBSIDIARIES
Consolidated Statements of Income
Year ended December 31, 2004 and 2003

	Millions of yen
	2004	2003
Net sales	3,467,853	3,198,072

Cost of sales (notes 8, 11 and 18)	1,754,510	1,589,172

Gross profit	1,713,343	1,608,900

Selling, general and administrative expenses (notes 1, 8, 11 and 18)	1,169,550	1,154,476

Operating profit	543,793	454,424

Other income (deductions):
Interest and dividend income	7,118	9,284
Interest expense	(2,756)	(4,627)
Other, net (notes 1, 3 and 17 )	3,961	(10,911)

	8,323	(6,254)

Income before income taxes and minority interests	552,116	448,170

Income taxes (note 12)	194,014	162,653

Income before minority interests	358,102	285,517

Minority interests	14,758	9,787

Net income	343,344	275,730

	Yen
Net income per share (note 16):
Basic	387.80	313.81
Diluted	386.78	310.75
Cash dividends per share	65.00	50.00

CANON INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders’ Equity
Year ended December 31, 2004 and 2003

	Millions of yen
	2004	2003
Common stock:
Balance at beginning of year	168,892	167,242
Conversion of convertible debt	4,972	1,650

Balance at end of year	173,864	168,892
Additional paid-in capital:
Balance at beginning of year	396,939	394,088
Conversion of convertible debt and other	4,966	1,649
Stock exchanged under exchange offering	114	—
Capital transactions by consolidated subsidiaries	(246)	1,202

Balance at end of year	401,773	396,939
Legal reserve:
Balance at beginning of year	39,998	38,803
Transfers from retained earnings	1,202	1,195

Balance at end of year	41,200	39,998
Retained earnings:
Balance at beginning of year	1,410,442	1,164,445
Net income for the year	343,344	275,730
Cash dividends	(52,950)	(28,538)
Transfers to legal reserve	(1,202)	(1,195)

Balance at end of year	1,699,634	1,410,442
Accumulated other comprehensive income (loss):
Balance at beginning of year	(143,275)	(166,467)
Other comprehensive income (loss) for the year, net of tax	41,963	23,192

Balance at end of year	(101,312)	(143,275)
Treasury stock:
Balance at beginning of year	(7,451)	(6,161)
Repurchase, net	(503)	(1,290)
Stock exchanged under exchange offering	2,691	—

Balance at end of year	(5,263)	(7,451)

Total stockholders’ equity	2,209,896	1,865,545

Disclosure of comprehensive income:
Net income for the year	343,344	275,730
Other comprehensive income (loss) for the year, net of tax (note 15):
Foreign currency translation adjustments	4,050	(15,277)
Net unrealized gains and losses on securities	686	7,952
Net gains and losses on derivative instruments	(396)	37
Minimum pension liability adjustments	37,623	30,480

Other comprehensive income (loss)	41,963	23,192

Total comprehensive income for the year	385,307	298,922

CANON INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Year ended December 31, 2004 and 2003

	Millions of yen
	2004	2003
Cash flows from operating activities:
Net income	343,344	275,730
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	192,692	183,604
Loss on disposal of property, plant and equipment	24,597	12,639
Deferred income taxes	9,060	(3,035)
Increase in trade receivables	(53,595)	(36,638)
Increase in inventories	(40,050)	(15,823)
Increase in trade payables	65,873	1,129
Increase in income taxes	21,689	3,441
Increase in accrued expenses	8,196	37,131
Increase (decrease) in accrued pension and severance cost	(16,924)	29,445
Other, net	6,647	(21,974)

Net cash provided by operating activities	561,529	465,649

Cash flows from investing activities:
Purchases of property, plant and equipment	(256,714)	(199,720)
Proceeds from sale of property, plant and equipment	7,431	9,354
Purchases of available-for-sale securities	(388)	(249)
Purchases of held-to-maturity securities	(21,544)	–
Proceeds from sale of available-for-sale securities	9,735	6,544
Proceeds from sale of subsidiary common stock	9,731	–
Purchases of other investments	(8,628)	(24,341)
Other, net	7,410	8,464

Net cash used in investing activities	(252,967)	(199,948)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	2,115	4,132
Repayments of long-term debt	(43,175)	(25,301)
Decrease in short-term loans	(3,046)	(49,224)
Dividends paid	(52,950)	(28,538)
Purchase of treasury stock, net	(494)	(1,071)
Other, net	(4,718)	(2,037)

Net cash used in financing activities	(102,268)	(102,039)

Effect of exchange rate changes on cash and cash equivalents	(8,818)	5,365

Net increase in cash and cash equivalents	197,476	169,027

Cash and cash equivalents at beginning of year	690,298	521,271

Cash and cash equivalents at end of year	887,774	690,298

	Millions of yen
	2004	2003
Supplemental disclosure for cash flow information (note 20):

Cash paid during the year for:
Interest	2,981	4,570
Income taxes	164,450	162,247

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(1)	Basis of Presentation and Significant Accounting Policies

(a)	Basis of Presentation

The Company issued convertible debentures in the United States in May 1969 and established a program in which its American Depositary Receipts (ADRs) were traded in the U.S. over-the-counter market. Since then, under the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934, the Company has prepared the consolidated financial statements in accordance with accounting principles generally accepted in the United States and filed them with the U.S. Securities and Exchange Commission on Form 20-F. The Company’s ADRs were listed on NYSE in September 2000 after being quoted on NASDAQ from February 1972 to September 2000.

The company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. In the accompanying consolidated financial statements, the segment information is disclosed in conformity with financial accounting standards of Japan, but not disclosed under accounting principles generally accepted in the United States of America.

The number of the consolidated subsidiaries and the affiliated companies that were accounted for on the equity basis as of December 31,2004 and 2003 are summarized as follows:

	2004	2003
Consolidated subsidiaries	184	198
Affiliated companies that were accounted for on the equity basis	17	19

Total	201	217

(b)	Description of Business

Canon Inc. (the “Company”) and subsidiaries (collectively “Canon”) is one of the world’s leading manufacturers in such fields as office imaging products, computer peripherals, business information products, cameras, and optical related products. Office imaging products consist mainly of copying machines and digital multifunction devices. Computer peripherals consist mainly of laser beam and inkjet printers. Business information products consist mainly of computer information systems, micrographics and calculators. Cameras consist mainly of single lens reflex (“SLR”) cameras, compact cameras, digital cameras and video camcorders. Optical related products include steppers and aligners used in semiconductor chip production, projection aligners used in the production of liquid crystal displays (“LCDs”), broadcasting lenses and medical equipment. Canon’s consolidated net sales for the years ended December 31, 2004 and 2003 were distributed as follows: office imaging products 33% and 34%, computer peripherals 33% and 34%, business information products 3% and 4%, cameras 22% and 20%, and optical and other products 9% and 8%, respectively.Sales are made principally under the Canon brand name, almost entirely through sales subsidiaries. These subsidiaries are responsible for marketing and distribution, and primarily sell to retail dealers in their geographical area. Approximately 73% of consolidated net sales for each of the years ended December 31, 2004 and 2003 were generated outside Japan, with 30% and 33% in the Americas, 31% and 30% in Europe, and 12% and 10% in other areas, respectively.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Canon’s manufacturing operations are conducted primarily at 18 plants in Japan and 14 overseas plants which are located in the United States, Germany, France, Taiwan, China, Malaysia, Thailand and Vietnam.

Canon sells laser beam printers on an OEM basis to Hewlett-Packard Company; such sales constituted approximately 21% and 20% of consolidated net sales for the years ended December 31, 2004 and 2003, respectively.

(c)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its majority owned subsidiaries and those variable interest entities where the Company is the primary beneficiary under FASB Interpretation No. 46 (revised December 2003) (“FIN 46R”), “Consolidation of Variable Interest Entities.” All significant intercompany balances and transactions have been eliminated.

(d)	Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant estimates and assumptions are reflected in valuation and disclosure of revenue recognition, allowance for doubtful receivables, valuation of inventories, environmental liabilities, deferred tax assets and employee retirement and severance benefit plans. Actual results could differ materially from those estimates.

(e)	Cash Equivalents

All highly liquid investments acquired with an original maturity of three months or less are considered to be cash equivalents.

(f)	Translation of Foreign Currencies

Assets and liabilities of the Company’s subsidiaries located outside Japan with functional currencies other than Japanese yen are translated into Japanese yen at the rates of exchange in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the year. Gains and losses resulting from translation of financial statements are excluded from earnings and are reported in other comprehensive income (loss).

Gains and losses resulting from foreign currency transactions, including foreign exchange contracts, and translation of assets and liabilities denominated in foreign currencies are included in other income (deductions). Foreign currency exchange losses were 17,800 million and 20,311 million for the years ended December 31, 2004 and 2003, respectively.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(g)	Marketable Securities and Investments

Canon classifies investments in debt and marketable equity securities as available-for-sale, or held-to-maturity securities. Canon does not hold any trading securities which are bought and held primarily for the purpose of sale in the near term. Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, are reported as a separate component of other comprehensive income (loss) until realized. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts.

Available-for-sale and held-to-maturity securities are regularly reviewed for other-than-temporary declines in carrying value based on criteria that include the length of time and the extent to which the market value has been less than cost, the financial condition and near-term prospects of the issuer and Canon’s intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in market value. When such a decline exists, Canon recognizes an impairment loss to the extent by which the cost basis of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate.

Realized gain and losses are determined on the average cost method and reflected in earnings.

Other securities are stated at cost and reviewed periodically for impairment.

(h)	Allowance for Doubtful Receivables

Allowance for doubtful trade and finance receivables is maintained for all customers based on a combination of factors, including aging analysis, macroeconomic conditions, significant one-time events, and historical experience. An additional reserve for individual accounts is recorded when Canon becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings. If circumstances related to customers change, estimates of the recoverability of receivables would be further adjusted. When all collection options are exhausted including legal recourse, the accounts or portions thereof are deemed to be uncollectible and charged against the allowance.

(i)	Inventories

Inventories are stated at the lower of cost or market value. Cost is determined principally by the average method for domestic inventories and the first-in, first-out method for overseas inventories.

(j)	Investments in Affiliated Companies

Investments in 20% to 50% owned affiliates in which Canon has the ability to exercise significant influence over their operating and financial policies are accounted for by the equity method.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(k)	Impairment of Long-Lived Assets

Long-lived assets, such as property, plant and equipment, and acquired intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of by sale are reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

(l)	Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is calculated principally by the declining-balance method, except for certain assets which are depreciated by the straight-line method over the estimated useful lives of the assets. The depreciation period ranges from 3 years to 60 years for buildings and 2 years to 20 years for machinery and equipment.

Assets leased to others under operating leases are stated at cost and depreciated by the straight-line method over the period ranging from 2 years to 5 years.

(m)	Goodwill and Other Intangible Assets

Goodwill and intangible assets with indefinite useful lives are not amortized, but instead tested for impairment at least annually. Intangible assets with finite useful lives, consisting primarily of software and license fees, are amortized using the straight-line method over the estimated useful lives, which range from 3 years to 5 years for software and 5 years to 10 years for license fees. Certain costs incurred in connection with developing or obtaining internal use software are capitalized. These costs consist of payments made to third parties and the salaries of employees working on such software development. Costs incurred in connection with developing internal use software are capitalized at the application development stage. In addition, Canon develops or obtains certain software to be sold where related costs are capitalized after establishment of technological feasibility.

(n)	Environmental Liabilities

Liabilities for environmental remediation and other environmental costs are accrued when environmental assessments or remedial efforts are probable and the costs can be reasonably estimated. Such liabilities are adjusted as further information develops or circumstances change. Costs of future obligations are not discounted to their present values.

(o)	Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
Canon records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not realizable.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(p)	Issuance of Stock by Subsidiaries and Equity Investees

The change in the Company’s proportionate share of a subsidiary’s or equity investee’s equity resulting from the issuance of stock by the subsidiary or equity investee is accounted for as an equity transaction.

(q)	Net Income per Share

Basic net income per share is computed by dividing net income by the weighted-average number of common shares outstanding during each year. Diluted net income per share includes the effect from potential issuance of common stock based on the assumption that all convertible debentures were converted into common stock.

(r)	Revenue Recognition

Canon generates revenue principally through the sale of consumer products, equipment, supplies, and related services under separate contractual arrangements. Canon recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred and title and risk of loss have been transferred to the customer, the sales price is fixed or determinable, and collectibility is probable.

For arrangements with multiple elements, which may include any combination of equipment, installation and maintenance, Canon allocates revenue to each element based on its relative fair value if such element meets the criteria for treatment as a separate unit of accounting as prescribed in the Emerging Issues Task Force Issue No. 00-21 (“EITF 00-21”), “Revenue Arrangements with Multiple Deliverables.” Otherwise, revenue is deferred until the undelivered elements are fulfilled as a single unit of accounting.

Revenue from sales of consumer products including office imaging products, computer peripherals, business information products and cameras is recognized upon shipment or delivery, depending upon when title and risk of loss transfer to the customer.

Revenue from sales of optical equipment such as steppers and aligners sold with customer acceptance provisions related to their functionality is recognized when the equipment is installed at the customer site and the specific criteria of the equipment functionality are successfully tested and demonstrated by Canon. Service revenue is derived primarily from maintenance contracts on equipment sold to customers and is recognized over the term of the contract.

Most office imaging products are sold with service maintenance contracts for which the customer typically pays a base service fee plus a variable amount based on usage. Revenue from these service maintenance contracts are recognized as services are provided.

Revenues from the sale of equipment under sales-type leases are recognized at the inception of the lease. Income on sales-type leases and direct-financing leases is recognized over the life of each respective lease using the interest method. Leases not qualifying as sales-type lease or direct-financing lease are accounted for as operating leases and related revenue is recognized over the lease term.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Canon records estimated reductions to sales at the time of sale for sales incentive programs including product discounts, customer promotions and volume-based rebates. Estimated reductions in sales are based upon historical trends and other known factors at the time of sale. In addition, Canon provides price protection to certain resellers of its products, and records reductions to sales for the estimated impact of price protection obligations when announced.

A liability for estimated product warranty cost is recorded at the time revenue is recognized and is included in accrued expenses. Estimates for accrued product warranty cost are based on historical experience, and are affected by ongoing product failure rates, specific product class failures outside of the baseline experience, material usage and service delivery costs incurred in correcting a product failure.

(s)	Research and Development Costs

Research and development costs are expensed as incurred. Research and development expenses were ¥275,300 million and ¥259,140 million for the years ended December 31, 2004 and 2003, respectively.

(t)	Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses were ¥111,770 million and ¥100,278 million for the years ended December 31, 2004 and 2003, respectively.

(u)	Shipping and Handling Costs

Shipping and handling costs totaled ¥46,953 million and ¥40,660 million for the years ended December 31, 2004 and 2003, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

(v)	Derivative Financial Instruments

All derivatives are recognized at fair value and are included in prepaid expenses and other current assets, or other current liabilities on the consolidated balance sheets. On the date the derivative contract is entered into, Canon designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair value” hedge), or a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (“cash flow” hedge). Canon formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. Canon also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, Canon discontinues hedge accounting prospectively.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Changes in the fair value of a derivative that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in earnings. Changes in the fair value of a derivative that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income (loss), until earnings are affected by the variability in cash flows of the hedged item. Gains and losses from hedging ineffectiveness are included in other income (deductions). Gains and losses excluded from the assessment of hedge effectiveness (time value component) are included in other income (deductions).

Canon also uses certain derivative financial instruments which are not designated as hedges. Canon records these derivative financial instruments on the consolidated balance sheets at fair value. The changes in fair values are immediately recorded in earnings.

(w)	Guarantees

Canon recognizes, at the inception of a guarantee, a liability for the fair value of the obligation it has undertaken in issuing guarantees.

(x)	New Accounting Standards

In March 2004, the Emerging Issues Task Force reached a consensus on Issue No. 03-1 (“EITF 03-1”), “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” EITF 03-1 provides guidance on other-than-temporary impairment models for marketable debt and equity securities accounted for under Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”), and non-marketable equity securities accounted for under the cost method. The EITF developed a basic three-step model to evaluate whether an investment is other-than-temporarily impaired. The Financial Accounting Standards Board (“FASB”) issued FASB Staff Position EITF 03-1-1 in September 2004 which delayed the effective date of the recognition and measurement provisions of EITF 03-1. The adoption of EITF 03-1 is not expected to have a material effect on Canon’s consolidated results of operations and financial position

In November 2004, the FASB issued SFAS No. 151, ‘‘Inventory Costs—an amendment of ARB No. 43, Chapter 4’’ (‘‘SFAS 151’’). SFAS 151 amends the guidance in ARB No. 43, Chapter 4, ‘‘Inventory Pricing,’’ to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of ‘‘so abnormal’’ as stated in ARB No. 43. Additionally, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005 and is required to be adopted by Canon in the first quarter beginning January 1, 2006. Canon is currently evaluating the effect that the adoption of SFAS 151 will have on its consolidated results of operations and financial condition but does not expect SFAS 151 to have a material impact.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

In December 2004, the FASB issued SFAS No. 153, ‘‘Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29’’ (‘‘SFAS 153’’). SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, ‘‘Accounting for Nonmonetary Transactions,’’ and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005 and is required to be adopted by Canon in the first quarter beginning January 1, 2006. Canon is currently evaluating the effect that the adoption of SFAS 153 will have on its consolidated results of operations and financial condition but does not expect it to have a material impact.

(y)	Reclassification

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform with the presentation used for the year ended December 31, 2004.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(2)	Foreign Operations

Amounts included in the consolidated financial statements relating to subsidiaries operating in foreign countries are summarized as follows:

	Millions of yen
	2004	2003
Total assets	1,500,197	1,339,854
Net assets	632,657	564,041
Net sales	2,548,700	2,341,221
Net income	70,227	74,274

(3)	Marketable Securities and Investments

The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale securities and held-to-maturity securities by major security type at December 31, 2004 and 2003 were as follows:

December 31	Millions of yen
		Gross	Gross
		Unrealized	Unrealized
		Holding	Holding
	Cost	Gains	Losses	Fair Value
2004:
Current:
Available-for-sale:
Corporate debt securities	138	–	–	138
Bank debt securities	71	–	–	71
Fund trusts	92	40	–	132
Equity securities	1,117	100	4	1,213

	1,418	140	4	1,554

Noncurrent:
Available-for-sale:
Governmental bond securities	536	26	25	537
Corporate debt securities	56	19	–	75
Fund trusts	2,064	574	12	2,626
Equity securities	9,185	16,628	76	25,737

	11,841	17,247	113	28,975
Held-to-maturity
Corporate debt securities	21,460	–	–	21,460

	33,301	17,247	113	50,435

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

December 31	Millions of yen
		Gross	Gross
		Unrealized	Unrealized
		Holding	Holding
	Cost	Gains	Losses	Fair Value
2003:
Current:
Available-for-sale:
Governmental bond securities	65	–	4	61
Corporate debt securities	7	–	–	7
Bank debt securities	71	–	–	71
Fund trusts	51	12	–	63
Equity securities	1,044	78	–	1,122

	1,238	90	4	1,324

Noncurrent:
Available-for-sale:
Governmental bond securities	243	–	5	238
Corporate debt securities	5,141	53	–	5,194
Fund trusts	2,047	455	–	2,502
Equity securities	6,525	15,534	204	21,855

	13,956	16,042	209	29,789

Maturities of debt securities and fund trust classified as available-for-sale and held-to-maturity were as follows at December 31, 2004:

	Millions of yen
December 31	2004		2003
	Cost	Fair Value	Cost	Fair Value
Available-for-sale securities:
Due within one year	301	341	194	202
Due after one year through five years	1,607	2,191	1,480	1,932
Due after five years	1,049	1,047	5,951	6,002

	2,957	3,579	7,625	8,136

Held-to-maturity securities:
Due after one year through five years	21,460	21,460	–	–

The gross realized gains for the year ended December 31, 2004 were 3,867 million. The gross realized gains for the years ended December 31, 2003 and the gross realized losses for the years ended December 31, 2004 and 2003 were not significant.

At December 31, 2004, substantially all of the available-for-sale and held-to-maturity securities with unrealized losses had been in a continuous unrealized loss position for less than 12 months.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Aggregate cost of non-marketable equity securities accounted for under the cost method totaled ¥14,635 million and ¥18,253 million at December 31, 2004 and 2003, respectively. Investments with an aggregate cost of ¥14,607 million were not evaluated for impairment because (a) Canon did not estimate the fair value of those investments as it was not practicable to estimate the fair value of the investment and (b) Canon did not identify any events or changes in circumstances that might have had significant adverse effect on the fair value of those investments.

Investments in affiliated companies accounted for by the equity method amounted to ¥26,546 million and ¥24,806 million at December 31, 2004 and 2003, respectively. Canon’s share of the net earnings (losses) in affiliated companies accounted for by the equity method, included in other income (deductions), are earnings of ¥1,921 million for the year ended December 31, 2004 and losses of ¥1,124 million for the years ended December 31, 2003.

(4)	Trade Receivables

Trade receivables are summarized as follows:

	Millions of yen
December 31	2004	2003
Notes	30,261	28,880
Accounts	584,186	524,549
Less allowance for doubtful receivables	(11,657)	(14,423)

	602,790	539,006

(5)	Inventories

Inventories comprised the following:

	Millions of yen
December 31	2004	2003
Finished goods	352,656	305,414
Work in process	121,613	124,410
Raw materials	14,859	14,420

	489,128	444,244

(6)	Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	Millions of yen
December 31	2004	2003
Land	182,330	177,953
Buildings	824,969	766,398
Machinery and equipment	1,053,121	990,638
Construction in progress	74,599	29,627

	2,135,019	1,964,616
Less accumulated depreciation	(1,173,305)	(1,118,183)

	961,714	846,433

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(7)	Finance Receivables and Operating Leases

Finance receivables represent financing leases which consist of sales-type leases and direct-financing leases resulting from the marketing of Canon’s and complementary third-party products. These receivables typically have terms ranging from 1 to 6 years. The components of the finance receivables, which are included in prepaid expenses and other current assets, and other assets in the accompanying consolidated balance sheets, are as follows:

	Millions of yen
December 31	2004	2003

Total minimum lease payments receivable	180,707	197,684
Unguaranteed residual values	10,816	10,295
Executory costs	(2,533)	(2,523)
Unearned income	(20,880)	(23,279)

	168,110	182,177
Less allowance for doubtful receivables	(6,068)	(6,339)

	162,042	175,838
Less amount due within one year	(61,187)	(68,135)

	100,855	107,703

The cost of equipment leased to customers under operating leases at December 31, 2004 and 2003 was ¥67,364 million and ¥78,712 million, respectively. Accumulated depreciation on equipment under operating leases at December 31, 2004 and 2003 was ¥52,493 million and ¥64,770 million, respectively.

The following is a schedule by year of the future minimum lease payments to be received under financing leases and non-cancelable operating leases at December 31, 2004.

	Millions of yen
Year ending December 31	Financing leases	Operating leases

2005	70,921	2,447
2006	55,771	1,296
2007	33,718	670
2008	15,571	253
2009	4,523	82
Thereafter	203	8

	180,707	4,756

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(8)	Goodwill and Other Intangible Assets

Intangible assets acquired for the year ended December 31, 2004 totaled ¥25,234 million, which are subject to amortization and primarily consist of internal use software of ¥19,523 million and license fees of ¥5,072 million. The weighted average amortization period for internal use software and license fees is approximately 4 years and 8 years, respectively.

The components of acquired intangible assets subject to amortization included in other assets at December 31, 2004 and 2003 were as follows:

	Millions of Yen
	2004		2003
	Gross Carrying	Accumulated	Gross Carrying	Accumulated
December 31	Amount	Amortization	Amount	Amortization

Software	121,546	79,517	115,675	80,534
License fees	24,603	14,183	21,975	14,012
Other	6,976	3,585	6,188	3,319

Total	153,125	97,285	143,838	97,865

Aggregate amortization expense for the years ended December 31, 2004 and 2003 was ¥18,295 million and ¥12,438 million, respectively. Estimated amortization expense for the next five years ending December 31 is ¥17,785 million in 2005, ¥14,528 million in 2006, ¥10,311 million in 2007, ¥6,804 million in 2008, and ¥3,751 million in 2009.

Intangible assets not subject to amortization at December 31, 2004 and 2003 were insignificant.

The changes in the carrying amount of goodwill for the year ended December 31, 2004 and 2003 were as follows:

	Millions of Yen
Year ended December 31	2004	2003

Balance at beginning of year	22,067	13,640
Goodwill acquired during the year	3,156	7,839
Impairment losses	(42)	—
Recognition of acquired company’s tax benefits	(1,298)	—
Translation adjustment	350	588

Balance at end of year	24,233	22,067

During the year ended December 31, 2004, Canon recognized ¥1,298 million of deferred tax benefits relating to preexisting net operating tax losses of a company acquired in 2003. In connection therewith, Canon reduced the related goodwill by the same amount.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(9)	Short-term Loans and Long-term Debt
Short-term loans consisting of bank borrowings at December 31, 2003 were ¥2,941 million. The weighted average interest rate on short-term loans outstanding at December 31, 2003 was 2.10%.

Long-term debt consisted of the following:

December 31	Millions of yen
	2004	2003
Loans, principally from banks, maturing in installments through 2013; bearing weighted average interest of 3.05% and 2.88% at December 31, 2004 and 2003, respectively, partially secured by mortgage of property, plant and equipment	2,949	27,452
2.58% Japanese yen notes, due 2004	—	10,000
2.03% Japanese yen notes, due 2004	—	10,000
1.88% Japanese yen notes, due 2005	5,000	5,000
1.71% Japanese yen notes, due 2005	200	—
2.95% Japanese yen notes, due 2007	10,000	10,000
2.27% Japanese yen notes, due 2008	10,000	10,000
1.20% Japanese yen convertible debentures, due 2005	309	2,577
1.30% Japanese yen convertible debentures, due 2008	1,487	9,157
Capital lease obligations	8,585	11,269

Subtotal	38,530	95,455

Less amount due within one year	(9,879)	(36,195)

	28,651	59,260

The aggregate annual maturities of long-term debt outstanding at December 31, 2004 and 2003 were as follows:

	Millions of yen
Year ending December 31	2004	2003

2004	—	36,195
2005	9,879	24,757
2006	5,046	2,893
2007	11,401	12,100
2008	12,074	19,376
After 2008	—	134
2009	105	—
After 2009	25	—

	38,530	95,455

Certain property, plant and equipment with a net book carrying value of ¥11,247 million at December 31, 2004 was mortgaged to secure loans from banks.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

In November 2004, Canon entered into an agreement whereby certain assets were deposited into an irrevocable trust to meet the debt service requirements of the: 1.88% Japanese yen notes; 2.95% Japanese yen notes; and 2.27% Japanese yen notes in the aggregate amount of ¥25,000 million. The assets contributed by Canon consisted of certificates of deposit and debt securities with carrying amounts of ¥5,072 million and ¥21,460 million, respectively, at December 31, 2004. Cash flows from such investments will be used solely to satisfy the principal and interest obligations for the debts. Accordingly, the certificates of deposit are included in the consolidated balance sheet under the caption of prepaid expenses and other current assets, and the debt securities are included in the consolidated balance sheet under the caption of investments.

Both short-term and long-term bank loans are made under general agreements which provide that security and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right to offset cash deposits against obligations that have become due or, in the event of default, against all obligations due to the bank. Long-term agreements with lenders other than banks also generally provide that Canon must provide additional security upon request of the lender.

The 1.20% Japanese yen convertible debentures due 2005 are convertible into approximately 206,000 shares of common stock at a conversion price of ¥1,497.00 per share at December 31, 2004.

The 1.30% Japanese yen convertible debentures due 2008 are convertible into approximately 993,000 shares of common stock at a conversion price of ¥1,497.00 per share at December 31, 2004. The debentures are redeemable at the option of the Company between January 1, 2005 and December 31, 2007 at declining premiums ranging from 3% to 1%, and at par thereafter.

(10)	Trade Payables

Trade payables are summarized as follows:

	Millions of yen
December 31	2004	2003

Notes	51,081	47,771
Accounts	414,315	343,410

	465,396	391,181

(11)	Employee Retirement and Severance Benefits

The Company and certain of its subsidiaries have contributory and noncontributory defined benefit plans covering substantially all employees after one year of service. Other subsidiaries sponsor unfunded retirement and severance plans. Benefits payable under the plans are based on employee earnings and years of service.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

The contributory plans in Japan mainly represent the Employees’ Pension Fund plans (“EPFs”), composed of the substitutional portions based on the pay-related part of the old age pension benefits prescribed by the Welfare Pension Insurance Law and the corporate portions based on contributory defined benefit pension arrangements established at the discretion of the Company and its subsidiaries. The substitutional portions of the EPFs represent welfare pension plans carried on behalf of the Japanese government. These contributory and noncontributory plans are funded in conformity with the funding requirements of applicable Japanese governmental regulations.

In January 2003, the Emerging Issues Task Force reached a final consensus on Issue No. 03-2 (“EITF 03-2”), “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities,” which addresses accounting for a transfer to the Japanese government of a substitutional portion of an EPF. During the year ended December 31, 2003, the Company and certain of its domestic subsidiaries received approval from the government for an exemption from the obligation to pay benefits for future employee service related to the substitutional portion. During the year ended December 31, 2004, the Company and certain of its domestic subsidiaries received approval to separate the remaining substitutional portion related to past service by their employees. During the year ended December 31, 2004, the Company and certain of its domestic subsidiaries also completed the transfer of the substitutional portion of the benefit obligation and the related government-specified portion of the plan assets which were computed by the government, and were relieved of all related obligations. Canon has accounted for the entire process at the completion of the transfer to the government of the substitutional portion of the benefit obligation and the related plan assets as a single settlement transaction in accordance with EITF 03-2. As a result, Canon recognized a settlement loss of ¥69,651 million for the year ended December 31, 2004, which is determined based on the proportion of the projected benefit obligation settled to the total projected benefit obligation immediately prior to the separation. Canon also recognized a subsidy from the government of ¥86,792 million, which is calculated as the difference between the obligation settled and the assets transferred to the government. The net gain of ¥17,141 million is included in selling, general and administrative expenses for the year ended December 31, 2004.

Canon uses a measurement date of October 1 for the majority of its plans.

Net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans for the years ended December 31, 2004 and 2003 consisted of the following components:

	Millions of yen
Year ended December 31	2004	2003

Service cost — benefits earned during the year	26,571	29,024
Interest cost on projected benefit obligation	19,108	20,806
Expected return on plan assets	(17,054)	(13,959)
Amortization of unrecognized net obligation at transition	344	344
Amortization of prior service cost	(6,814)	(5,515)
Recognized actuarial loss	12,505	15,807
Settlement loss resulting from plan termination	2,784	—
Settlement loss resulting from transfer of substitutional portion of EPFs to the government	69,651	—

	107,095	46,507

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets are as follows:

December 31	Millions of yen
	2004	2003
Change in benefit obligations:
Benefit obligations at beginning of year	752,390	766,452
Service cost	26,571	29,024
Interest cost	19,108	20,806
Plan participants’ contributions	1,142	2,102
Amendments	(2,781)	(52,749)
Actuarial gain	(5,728)	(3,398)
Benefits paid	(14,143)	(12,484)
Settlement on plan termination	(6,482)	—
Transfer of substitutional portion of EPFs to the government	(191,784)	—
Foreign currency exchange rate changes	3,957	630
Other	(38)	2,007

Benefit obligations at end of year	582,212	752,390

Change in plan assets:
Fair value of plan assets at beginning of year	472,228	421,642
Actual return on plan assets	32,744	31,008
Employer contributions	31,018	29,944
Plan participants’ contributions	1,142	2,102
Benefits paid	(14,143)	(12,484)
Settlement on plan termination	(2,274)	—
Transfer of substitutional portion of EPFs to the government	(104,992)	—
Foreign currency exchange rate changes	3,075	(20)
Other	—	36

Fair value of plan assets at end of year	418,798	472,228

Funded status	(163,414)	(280,162)
Unrecognized actuarial loss	191,376	297,839
Unrecognized prior service cost	(102,427)	(107,360)
Unrecognized net transition obligation being recognized over 22 years	4,300	4,644

Net amount recognized	(70,165)	(85,039)

Amounts recognized in the consolidated balance sheets consist of:
Prepaid pension cost	3,142	2,515
Accrued pension and severance cost	(132,522)	(238,001)
Intangible assets	57	86
Accumulated other comprehensive income (loss)	59,158	150,361

Net amount recognized	(70,165)	(85,039)

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

The accumulated benefit obligation for all defined benefit plans was as follows:

December 31	Millions of yen
	2004	2003
Accumulated benefit obligation	540,615	702,049

The projected benefit obligations and the fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets, and the accumulated benefit obligations and the fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets are as follows:

December 31	Millions of yen
	2004	2003
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	577,022	752,390
Fair value of plan assets	411,918	472,228
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	512,216	697,711
Fair value of plan assets	386,921	466,970

Assumptions

Weighted-average assumptions used to determine benefit obligations are as follows:

December 31	2004	2003
Discount rate	2.7%	2.7%
Assumed rate of increase in future compensation levels	3.0%	2.0%

Weighted-average assumptions used to determine net periodic benefit cost are as follows:

Year ended December 31	2004	2003
Discount rate	2.7%	2.7%
Assumed rate of increase in future compensation levels	2.0%	2.0%
Expected long-term rate of return on plan assets	3.6%	3.6%

Canon determines the expected long-term rate of return based on the expected long-term return of the various asset categories in which it invests. Canon considers the current expectations for future returns and the actual historical returns of each plan asset category.

Plan assets

The weighted-average asset allocations of Canon’s benefit plans at December 31, 2004 and 2003 and target asset allocation by asset category are as follows:

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

December 31	2004	2003	Target allocation
Asset Category
Equity securities	43.0%	32.1%	41.2%
Debt securities	37.2%	27.4%	36.7%
Cash	1.7%	19.6%	0.3%
Life insurance company general accounts	14.5%	19.0%	18.4%
Other	3.6%	1.9%	3.4%

	100.0%	100.0%	100.0%

Canon’s investment policies are designed to ensure adequate plan assets are available to provide future payments of pension benefits to eligible participants. Taking into account the expected long-term rate of return on plan assets, Canon formulates a “model” portfolio comprised of the optimal combination of equity securities and debt securities. Plan assets are invested in individual equity and debt securities using the guidelines of the “model” portfolio in order to produce a total return that will match the expected return on a mid-term to long-term basis. Canon evaluates the gap between expected return and actual return of invested plan assets on an annual basis to determine if such differences necessitate a revision in the formulation of the “model” portfolio. Canon revises the “model” portfolio when and to the extent considered necessary to achieve the expected long-term rate of return on plan assets.

The plan’s equity securities include common stock of the Company and certain of its subsidiaries in the amounts of ¥946 million and ¥796 million at December 31, 2004 and 2003, respectively.

Contributions

Canon expects to contribute ¥36,183 million to its defined benefit plans for the year ending December 31, 2005.

Estimated future benefit payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Years ending December 31	Millions of yen
2004
2005	8,074
2006	9,235
2007	10,552
2008	12,118
2009	13,410
2010-2014	86,720

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(12)	Income Taxes

Domestic and foreign components of income before income taxes and minority interests, and the current and deferred income tax expense (benefit) attributable to such income are summarized as follows:

Year ended December 31	Millions of yen
	Japanese	Foreign	Total
2004:
Income before income taxes and minority interests	447,864	104,252	552,116

Income taxes: Current	162,679	22,275	184,954
Deferred	(1,065)	10,125	9,060

Total	161,614	32,400	194,014

2003:
Income before income taxes and minority interests	337,093	111,077	448,170

Income taxes: Current	132,204	33,484	165,688
Deferred	(5,828)	2,793	(3,035)

Total	126,376	36,277	162,653

The Company and its domestic subsidiaries are subject to a number of income taxes, which, in the aggregate, indicate a statutory income tax rate of approximately 42% for the years ended December 31, 2004 and 2003.

Amendments to the Japanese tax regulations were enacted on March 24, 2003. As a result of these amendments, the statutory income tax rate will be reduced from approximately 42% to 40% effective from the year beginning January 1, 2005. Consequently, the statutory tax rate utilized for deferred tax assets and liabilities expected to be settled or realized subsequent to January 1, 2005 is approximately 40%. The adjustments of deferred tax assets and liabilities for this change in the tax rate amounted to 3,613 million and have been reflected in income taxes on the consolidated statements of income for the year ended December 31, 2003.

A reconciliation of the Japanese statutory income tax rate and the effective income tax rate as a percentage of income before income taxes and minority interests is as follows:

Year ended December 31	2004	2003
Japanese statutory income tax rate	42.0%	42.0%

Increase (reduction) in income taxes resulting from:
Expenses not deductible for tax purposes	0.4	0.2
Tax benefits not recognized on operating losses of subsidiaries	0.1	0.1
Income of foreign subsidiaries taxed at lower than Japanese statutory tax rate	(2.1)	(2.5)
Tax credit for research and development expenses	(4.0)	(4.0)
Effect of enacted changes in tax laws and rates	—	0.8
Other	(1.3)	(0.3)

Effective income tax rate	35.1%	36.3%

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Net deferred income tax assets and liabilities are reflected on the accompanying consolidated balance sheets under the following captions:

December 31	Millions of yen
	2004	2003
Prepaid expenses and other current assets	47,679	44,198
Other assets	84,686	124,706
Other current liabilities	(2,873)	(2,575)
Other noncurrent liabilities	(30,049)	(19,302)

Total	99,443	147,027

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities at December 31, 2004 and 2003 are presented below:

December 31	Millions of yen
	2004	2003
Deferred tax assets:
Inventories	11,364	13,540
Accrued business tax	10,149	8,684
Accrued pension and severance cost	34,680	45,149
Minimum pension liability adjustments	22,778	56,526
Research and development — costs capitalized for tax purposes	22,499	20,766
Property, plant and equipment	17,406	17,074
Accrued expenses	17,976	15,964
Net operating losses carried forward	1,799	6,279
Other	24,258	21,330

Total gross deferred tax assets	162,909	205,312
Less valuation allowance	(3,495)	(8,401)

Net deferred tax assets	159,414	196,911

Deferred tax liabilities:
Undistributed earnings of foreign subsidiaries	(5,638)	(6,424)
Net unrealized gains on securities	(6,833)	(6,191)
Tax deductible reserve	(11,975)	(9,828)
Financing lease revenue	(30,196)	(25,049)
Other	(5,329)	(2,392)

Total gross deferred tax liabilities	(59,971)	(49,884)

Net deferred tax assets	99,443	147,027

The net changes in the total valuation allowance for the years ended December 31, 2004 and 2003 were decreases of ¥4,906 million and ¥1,282 million, respectively.

Based upon the level of historical taxable income and projections for future taxable income over the periods which the net deductible temporary differences are expected to reverse, management believes it is more likely than not that Canon will realize the benefits of these deferred tax assets, net of the existing valuation allowance at December 31, 2004.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

At December 31, 2004, Canon had net operating losses which can be carried forward for income tax purposes of ¥5,065 million to reduce future taxable income. Periods available to reduce future taxable income vary in each tax jurisdiction and range from one year to ten years as follows:

Millions of yen
Within one year	182
After one year through five years	4,805
After five years through ten years	78

Total	5,065

Canon has not recognized deferred tax liabilities of ¥25,316 million for the portion of undistributed earnings of foreign subsidiaries that arose for the year ended December 31, 2004 and prior years because Canon currently does not expect those unremitted earnings to reverse and become taxable to the Company in the foreseeable future. Deferred tax liabilities will be recognized when Canon expects that it will recover those undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investments. At December 31, 2004, such undistributed earnings of these subsidiaries were ¥471,301 million.

Income taxes have not been accrued on undistributed earnings of domestic subsidiaries as the tax law provides a means by which the investment in a domestic subsidiary can be recovered tax free.

(13)	Common Stock

During the years ended December 31, 2004 and 2003, the Company issued 6,638,606 shares, and 2,202,401 shares of common stock, respectively. The issuance of the shares of the Company during the year ended December 31, 2004 and 2003 was in connection with conversion of convertible debt.

(14)	Legal Reserve and Cash Dividends.

The Japanese Commercial Code provides that an amount equal to at least 10% of cash dividends and other distributions from retained earnings paid by the Company and its Japanese subsidiaries be appropriated as a legal reserve. No further appropriations are required when the total amount of the additional paid-in capital and the legal reserve equals 25% of their respective stated capital. The Japanese Commercial Code also provides that to the extent that the sum of the additional paid-in capital and the legal reserve exceeds 25% of the stated capital, the amount of the excess (if any) is available for appropriations by the resolution of the shareholders. Certain foreign subsidiaries are also required to appropriate their earnings to legal reserves under the laws of the respective countries.

Cash dividends and appropriations to the legal reserve charged to retained earnings for the years ended December 31, 2004 and 2003 represent dividends paid out during those years and the related appropriations to the legal reserve. Retained earnings at December 31, 2004 do not reflect current year-end dividends aggregating ¥35,474 million which will be payable in March 2005 upon stockholder approval.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

The amount available for dividends under the Japanese Commercial Code is based on the amount recorded in the Company’s nonconsolidated books of account in accordance with financial accounting standards of Japan. Such amount was ¥1,141,596 million at December 31, 2004.

Retained earnings at December 31, 2004 included Canon’s equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of ¥7,420 million.

(15)	Other Comprehensive Income (Loss)

Change in accumulated other comprehensive income (loss) is as follows:

	Millions of yen
Year ended December 31	2004	2003
Foreign currency translation adjustments:
Balance at beginning of year	(83,801)	(68,524)
Adjustments for the year	4,050	(15,277)

Balance at end of year	(79,751)	(83,801)

Net unrealized gains and losses on securities:
Balance at beginning of year	6,784	(1,168)
Adjustments for the year	686	7,952

Balance at end of year	7,470	6,784

Net gains and losses on derivative instruments:
Balance at beginning of year	(297)	(334)
Adjustments for the year	(396)	37

Balance at end of year	(693)	(297)

Minimum pension liability adjustments:
Balance at beginning of year	(65,961)	(96,441)
Adjustments for the year	37,623	30,480

Balance at end of year	(28,338)	(65,961)

Total accumulated other comprehensive income (loss):
Balance at beginning of year	(143,275)	(166,467)
Adjustments for the year	41,963	23,192

Balance at end of year	(101,312)	(143,275)

Tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments are as follows:

	Millions of yen
	Before-tax	Tax (expense)	Net-of-tax
Year ended December 31	amount	or benefit	amount
2004:
Foreign currency translation adjustments	4,400	(350)	4,050
Net unrealized gains and losses on securities:
Amount arising during the year	5,022	(2,202)	2,820
Reclassification adjustments for gains and losses realized in net income	(3,698)	1,564	(2,134)

Net change during the year	1,324	(638)	686
Net gains and losses on derivative instruments:
Amount arising during the year	(1,673)	708	(965)
Reclassification adjustments for gains and losses realized in net income	929	(360)	569

Net change during the year	(744)	348	(396)
Minimum pension liability adjustments	78,179	(40,556)	37,623

Other comprehensive income (loss)	83,159	(41,196)	41,963

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Year ended December 31	Millions of yen
	Before-tax	Tax (expense)	Net-of-tax
	amount	or benefit	Amount
2003:
Foreign currency translation adjustments:
Amount arising during the year	(19,115)	3,469	(15,646)
Reclassification adjustments for gains and losses realized in net income	369	—	369

Net change during the year	(18,746)	3,469	(15,277)
Net unrealized gains and losses on securities:
Amount arising during the year	12,129	(4,477)	7,652
Reclassification adjustments for gains and losses realized in net income	515	(215)	300

Net change during the year	12,644	(4,692)	7,952
Net losses on derivative instruments:
Amount arising during the year	(726)	305	(421)
Reclassification adjustments for gains and losses realized in net income	790	(332)	458

Net change during the year	64	(27)	37
Minimum pension liability adjustments	70,218	(39,738)	30,480

Other comprehensive income (loss)	64,180	(40,988)	23,192

(16)	Net income per Share

A reconciliation of the numerators and denominators of basic and diluted net income per share computations is as follows:

	Millions of yen
Year ended December 31	2004	2003
Net income	343,344	275,730
Effect of dilutive securities:
1.20% Japanese yen convertible debentures, due 2005	24	36
1.30% Japanese yen convertible debentures, due 2008	72	86

Diluted net income	343,440	275,852

	Number of shares
	2004	2003
Average common shares outstanding	885,365,124	878,648,844
Effect of dilutive securities:
1.20% Japanese yen convertible debentures, due 2005	462,823	2,664,354
1.30% Japanese yen convertible debentures, due 2008	2,125,278	6,382,560

Diluted common shares outstanding	887,953,225	887,695,758

	Yen
	2004	2003
Net income per share:
Basic	387.80	313.81
Diluted	386.78	310.75

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(17)	Derivatives and Hedging Activities

Risk management policy

Canon operates internationally, exposing it to the risk of changes in foreign currency exchange rates and interest rates. Derivative financial instruments are comprised principally of foreign exchange contracts and interest rate swaps utilized by the Company and certain of its subsidiaries to reduce these risks. Canon assesses foreign currency exchange rate risk and interest rate risk by continually monitoring changes in these exposures and by evaluating hedging opportunities. Canon does not hold or issue derivative financial instruments for trading purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations, because most of the counterparties are internationally recognized financial institutions and contracts are diversified across a number of major financial institutions.

Foreign currency exchange rate risk management

Canon’s international operations expose Canon to the risk of changes in foreign currency exchange rates. Canon uses foreign exchange contracts to manage certain foreign currency exchange exposures principally from the exchange of U.S. dollar and euro into Japanese yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales and intercompany trade receivables which are denominated in foreign currencies. In accordance with Canon’s policy, a specific portion of foreign currency exposure resulting from forecasted intercompany sales are hedged using foreign exchange contracts which principally mature within three months.

Interest rate risk management

Canon’s exposure to the risk of changes in interest rates relates primarily to its debt obligations. The variable-rate debt obligations expose Canon to variability in their cash flows due to change in interest rates. To manage the variability in cash flows caused by interest rate changes, Canon enters into interest rate swaps when it is determined to be appropriate based on market conditions. The interest rate swaps change variable-rate debt obligations to the fixed-rate debt obligations by primarily entering into pay-fixed, receive-variable interest rate swaps.

Fair value hedge

Derivative financial instruments designated as fair value hedges principally relate to interest rate swaps associated with fixed rate debt obligations. Changes in fair values of the hedged debt obligations and derivative financial instruments designated as fair value hedges of these debt obligations are recognized in other income (deductions). There is no hedging ineffectiveness or net gains or losses excluded from the assessment of hedge effectiveness for the years ended December 31, 2004 and 2003 as the critical terms of the interest rate swaps match the terms of the hedged debt obligations.

Cash flow hedge

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Changes in the fair value of derivative financial instruments designated as cash flow hedges, including foreign exchange contracts associated with forecasted intercompany sales and interest rate swaps associated with variable rate debt obligation, are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (deductions) in the same period as the hedged items affect earnings. Substantially all amounts recorded in accumulated other comprehensive income (loss) at year-end are expected to be recognized in earnings over the next twelve months. Canon excludes the time value component from the assessment of hedge effectiveness.

The amount of the hedging ineffectiveness was not material for the years ended December 31, 2004 and 2003. The amount of net gains or losses excluded from the assessment of hedge effectiveness (time value component) which was recorded in other income (deductions) was net losses of ¥2,096 million, ¥490 million for the years ended December 31, 2004 and 2003, respectively.

Derivatives not designated as hedges

Canon has entered into certain foreign currency exchange contracts to manage its foreign currency exposures. These foreign currency exchange contracts have not been designated as hedges. Accordingly, the changes in fair value of the contracts are recorded in earnings immediately.

Contract amounts of foreign exchange contracts and interest rate swaps at December 31, 2004 and 2003 are set forth below:

	Millions of yen
December 31	2004	2003
To sell foreign currencies	584,208	447,543
To buy foreign currencies	34,201	22,384
Receive-fixed interest rate swaps	—	1,337
Pay-fixed interest rate swaps	—	21,227

(18)	Commitments and Contingent Liabilities

Commitments

At December 31, 2004, commitments outstanding for the purchase of property, plant and equipment approximated ¥39,286 million, and commitments outstanding for the purchase of parts and raw materials approximated ¥55,666 million.

On September 14, 2004, the Company and Toshiba Corporation (“Toshiba”) entered into an agreement to jointly establish SED Inc. for the development, production and marketing of next-generation flat-screen SED (Surface-conduction Electron-emitter Display) panels. The Company and Toshiba initially contributed approximately ¥500 million in cash, each. Under the agreement, the Company is further committed to contribute 50% of the financing requirements for SED Inc. through the establishment of a prototype production line.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits made under such arrangements aggregated ¥14,307 million and ¥15,092 million at December 31, 2004 and 2003, respectively, and are reflected under noncurrent receivables on the accompanying consolidated balance sheets. Rental expenses under the operating lease arrangements amounted to ¥41,381 million and ¥42,131 million for the years ended December 31, 2004 and 2003, respectively.

Future minimum lease payments required under noncancellable operating leases that have initial or remaining lease terms in excess of one year at December 31, 2004 are as follows:

Year ending December 31	Millions of yen
2005	12,714
2006	9,205
2007	6,653
2008	5,555
2009	5,116
Thereafter	10,289

Total future minimum lease payments	49,532

Guarantees

Canon provides guarantees for bank loans of its employees, affiliates and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees of loans of its affiliates and other companies are made to ensure that those companies operate with less risk of finance.

For each guarantee provided, Canon would have to perform under a guarantee, if the borrower defaults on a payment within the contract periods of 1 year to 30 years, in the case of employees with housing loans, and of 1 year to 10 years, in the case of affiliates and other companies. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥43,634 million at December 31, 2004. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at December 31, 2004 were not significant.

Canon also issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Changes in accrued product warranty cost for the year ended December 31, 2004 and 2003 are summarized as follows:

	Millions of yen
Year ended December 31	2004	2003
Balance at beginning of year	10,512	7,516
Addition	13,319	10,919
Utilization	(9,400)	(7,834)
Other	(167)	(89)

Balance at end of year	14,264	10,512

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Legal proceedings

In February 2003, a lawsuit was filed by St. Clair Intellectual Property Consultants, Inc. (“St. Clair”) against the Company and one of its subsidiaries in the United States District Court of Delaware, which accused the Company of infringement of patents related to certain technology. In connection with this case, in October 2004, a jury preliminarily found damages against the Company of approximately ¥3,600 million based on a percentage of certain product sales in the United States through 2003. Subsequent to this jury finding, St. Clair also made a motion to the court for damages relating to certain 2004 sales, using the same royalty rate awarded by the jury which could result in additional damages. There are additional defenses that are yet to be litigated in a follow-up trial solely to the judge; thus, a final decision by the court, as to both infringement and the total amount of damages, has not yet been reached.

In November 2003, a law suit was filed by a former employee against the Company at Tokyo District Court in Japan. The lawsuit alleges that the former employee is entitled to ¥45,872 million as compensation for an invention related to certain technology used by the Company, and has sued for a partial payment of ¥1,000 million and interest thereon. The case is still pending and its final outcome is not yet determinable.

Canon is also involved in various other claims and legal actions arising in the ordinary course of business.

In the opinion of management, the ultimate disposition of the above mentioned matters will not have a material adverse effect on Canon’s consolidated financial position, results of operations, or cash flows.

(19)	Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk

Fair value of financial instruments

The estimated fair values of Canon’s financial instruments at December 31, 2004 and 2003 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, finance receivables, noncurrent receivables, short-term loans, trade payables, accrued expenses for which fair value approximate their carrying amounts. The summary also excludes marketable securities and investments which are disclosed in Note 3.

	Millions of yen
	2004		2003
	Carrying	Estimated	Carrying	Estimated
December 31	Amount	Fair Value	Amount	Fair Value
Long-term debt, including current installments	(38,530)	(44,620)	(95,455)	(123,700)
Derivatives:
Foreign exchange contracts:
Assets	4,875	4,875	3,760	3,760
Liabilities	(11,020)	(11,020)	(7,697)	(7,697)
Interest rate swaps:
Liabilities	—	—	(55)	(55)

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

The following methods and assumptions are used to estimate the fair value in the above table.

Long-term debt

The fair values of Canon’s long-term debt instruments are based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using Canon’s current borrowing rate for similar debt instruments of comparable maturity.

Derivative financial instruments

The fair values of derivative financial instruments, consisting principally of foreign exchange contracts and interest rate swaps, all of which are used for purposes other than trading, are estimated by obtaining quotes from brokers.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Concentrations of credit risk

At December 31, 2004 and 2003, one customer accounted for approximately 13%and 16% of consolidated trade receivables, respectively. Although Canon does not expect that the customer will fail to meet their obligations, Canon is potentially exposed to concentrations of credit risk if the customer failed to perform according to the terms of the contracts.

(20)	Supplemental Cash Flow Information

For the years ended December 31, 2004 and 2003, aggregate common stock and additional paid-in capital arising from conversion of convertible debt amounted to ¥9,938 million and ¥3,297 million, respectively.

In March 2004, the Company acquired all of the outstanding common shares of Igari Mold Co. Ltd., a precision plastic mold manufacturer, in an exchange offering for 577,920 shares of the Company’s common stock. The aggregate value of the shares exchanged was approximately ¥2,805 million. In connection with this transaction, the Company recognized goodwill, classified as other assets in the accompanying consolidated financial statements, of ¥1,585 million.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(21)	Segment information

Segment information by product

Year ended December 31					(Millions of Yen)
	Business	Cameras	Optical	Corporate	Consolidated
2004:	machines		and other	and
			products	Eliminations

Net sales:
Unaffiliated customers	2,387,953	763,079	316,821	—	3,467,853
Intersegment	—	—	138,419	(138,419)	—
Total	2,387,953	763,079	455,240	(138,419)	3,467,853

Operating cost and expenses	1,866,869	632,281	426,408	(1,498)	2,924,060

Operating profit	521,084	130,798	28,832	(136,921)	543,793

Assets	1,338,817	399,207	418,418	1,430,579	3,587,021
Depreciation and amortization	115,830	21,880	24,895	30,087	192,692
Capital expenditure	134,128	39,783	52,264	92,555	318,730

Year ended December 31					(Millions of Yen)
	Business	Cameras	Optical	Corporate and	Consolidated
2003:	machines		and other	and
			products	Eliminations

Net sales:
Unaffiliated customers	2,294,800	653,540	249,732	—	3,198,072
Intersegment	—	—	132,389	(132,389)	—
Total	2,294,800	653,540	382,121	(132,389)	3,198,072

Operating cost and expenses	1,809,235	527,222	392,004	15,187	2,743,648

Operating profit	485,565	126,318	(9,883)	(147,576)	454,424

Assets	1,266,881	317,672	412,117	1,185,478	3,182,148
Depreciation and amortization	118,806	17,712	20,276	26,810	183,604
Capital expenditure	106,013	25,894	31,170	46,961	210,038

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Notes:

Beginning first quarter of 2004, Canon has changed classification of product categories with regards to information system business, which had been classified in “Optical and other products”, to “Business machines (Office imaging products)” in order to better reflect current relation with those products. Accordingly, information for previous fiscal years has been reclassified to conform with the current classification.

1 The primary products included in each of the product segments are as follows:

Business machines:

Office imaging products : Office network digital multifunction devices (MFDs) / Color network digital MFDs/Office copying machines / Personal-use copying machines / Full-color copying machines / etc.

Computer peripherals : Laser beam printers / Single function inkjet printers / Inkjet multifunction peripherals / Image scanners / etc.

Business information products : Computer information systems / Micrographic equipment / Personal information products / etc.

Cameras : SLR cameras / Compact cameras / Digital cameras / Digital video camcorders / etc.

Optical and other products : Semiconductor production equipment / Mirror projection mask aligners for LCD panels/ Broadcasting equipment / Medical equipment / Components / etc.

2 General corporate expenses of ¥136,929 million and ¥147,616 million in the years ended December 31, 2004 and 2003, respectively, are included in “Corporate and Eliminations.”

3  Corporate assets of ¥1,430,599 million and ¥1,185,506 million as of December 31,2004 and 2003, respectively, which mainly consist of cash and cash equivalents, marketable securities and corporate properties, are included in “Corporate and Eliminations.”

Segment information by geographic area

Year ended December 31						(Millions of Yen)
	Japan	Americas	Europe	Others	Corporate	Consolidated
					and
2004:					Eliminations

Net sales:
Unaffiliated customers	919,153	1,057,066	1,090,712	400,922	—	3,467,853
Intersegment	1,882,973	8,863	4,161	591,677	(2,487,674)	—

Total	2,802,126	1,065,929	1,094,873	992,599	(2,487,674)	3,467,853

Operating cost and expenses	2,206,141	1,025,628	1,071,552	965,080	(2,344,341)	2,924,060

Operating profit	595,985	40,301	23,321	27,519	(143,333)	543,793

Assets	1,793,679	341,616	533,865	271,566	646,295	3,587,021

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

						(Millions of Yen)
	Japan	Americas	Europe	Others	Corporate	Consolidated
					and
2003:					Eliminations

Net sales:
Unaffiliated customers	856,851	1,044,998	968,938	327,285	—	3,198,072
Intersegment	1,662,172	8,101	3,861	503,119	(2,177,253)	—

Total	2,519,023	1,053,099	972,799	830,404	(2,177,253)	3,198,072

Operating cost and expenses	2,025,442	998,492	946,282	806,281	(2,032,849)	2,743,648

Operating profit	493,581	54,607	26,517	24,123	(144,404)	454,424

Assets	1,600,726	306,140	546,625	249,755	478,902	3,182,148

Notes:

1 Segment information by geographic area is determined by the location of Canon or its relevant subsidiary.

2 The principal countries and regions included in each category of geographic area are as follows:

Americas: United States of America, Canada, Latin America Europe: England, Germany, France, Netherlands Others: Asian regions, China, Oceania

3 General corporate expenses of ¥136,929 million and ¥147,616 million in the years ended December 31, 2004 and 2003, respectively, are included in “Corporate and Eliminations.”

4 Corporate assets of ¥1,430,599 million and ¥1,185,506 million as of December 31,2004 and 2003, respectively, which mainly consist of cash and cash equivalents, marketable securities and corporate properties, are included in “Corporate and Eliminations.”

Segment information — Sales by region

Year ended December 31			(Millions of Yen)
	2004		2003
	Sales	Component	Sales	Component
Japan	849,734	24.5%	801,400	25.1%
Americas	1,059,425	30.6%	1,045,166	32.7%
Europe	1,093,295	31.5%	969,042	30.3%
Other areas	465,399	13.4%	382,464	11.9%

Total	3,467,853	100.0%	3,198,072	100.0%

Notes:

1 This summary of net sales by region of destination is determined by the location of the customer.

2 The principal countries and regions included in each category of geographic area are as follows:

Americas: United States of America, Canada, Latin America Europe: England, Germany, France, Netherlands Others: Asian regions, China, Oceania